Filed by Swvl Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Date: July 28, 2021

Revolutionizing Mass Transit and Shared Mobility July 2021 Revolutionizing Mass Transit and Shared Mobility July 2021

Disclaimer - 1/2 Forward-Looking Statements This presentation (the “Presentation”) contains “forward-looking statements”. Actual results may dier ff from the expectations, estimates and projections set forth herein and consequently, you should not rely on these forward-looking statements as predictions of future events. All statements that address activities, events or developments that Queen’s Gambit Growth Capital (“SPAC”), Pivotal Holdings Corp (“Holdings”) or Swvl Inc. (the “Company”) intend, expect or believe may occur in the future are forward-looking statements. Words such as “continue,” “anticipate,” “could,” “intend,” “target,” “may,” “potential,” “contemplate,” “believe,” “predict,” “project,” “plan,” “should,” “would,” “will,” “believe,” “estimate,” “budget,” “forecast” and “expect” or the negative of these words or other similar terms or expressions are intended to identify such forward-looking statements. These forward-looking statements may relate to, without limitation, such matters as SPAC’s, Holdings’ or the Company’s industry, business strategy, goals and expectations concerning market position, future operations, future performance or results, margins, protabilit fi y, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings as well as SPAC’s, Holdings’ and the Company’s expectations with respect to the anticipated nancial fi impacts of the potential business combination transaction between SPAC, Holdings and the Company (the “Potential Transaction”), the satisfaction of closing conditions to the Potential Transaction and the timing of the completion of the Potential Transaction. The forward-looking statements contained in the Presentation are subject to uncertainty and changes in circumstances. None of SPAC, Holdings, the Company nor any of their respective aliat ffi es, directors, officers, employees or representatives can guarantee that the results and other expectations expressed, anticipated or implied in any forward-looking statement will be realized. Because such statements inherently involve risks and uncertainties, actual future results may dier ff materially from those expressed or implied by such forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SPAC’s Annual Report on Form 10-K for the year ended December 31, 2020, led fi with the Securities and Exchange Commission (the “SEC”) on March 29, 2021. In addition, there will be risks and uncertainties described in documents filed by SPAC, Holdings and/or the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to dier ff materially from those contained in the forward-looking statements. Most of these factors are outside SPAC’s, Holdings’ and the Company’s control and are difficult to predict. Factors that could cause or contribute to such dier ff ences include, but are not limited to those identied in the P fi resentation and other risks and uncertainties indicated from time-to-time described in SPAC’s registration on Form S-1, including those under “Risk Factors” therein, and in other documents led with the SE fi C by SPAC, Holdings and/or the Company. SPAC, Holdings and the Company caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should any of SPAC’s, Holdings’ or the Company’s assumptions prove incorrect, SPAC’s, Holdings’ and the Company’s actual results may vary in material respects from those projected in the Presentation. While SPAC, Holdings and the Company may elect to update the Presentation, including, without limitation, any forward-looking statements to reflect new information, subsequent events or circumstances or otherwise, SPAC, Holdings and the Company undertake no obligation to do so. These forward- looking statements should not be relied upon as representing SPAC’s, Holdings’ and the Company’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of SPAC, Holdings, the Company nor any of their respective aliat ffi es undertakes any obligation to update this Presentation. No Offer or Solicitation This Presentation is for informational purposes only and is not a solicitation as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation is neither an o er ff to purchase, nor a solicitation of an oer ff to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applic able law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Use of Projections The Presentation also includes certain statements, estimates, targets and projections that reect fl management’s assumptions concerning anticipated future performance. None of SPAC’s, Holdings’ nor the Company’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in the Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of the Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In the Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. Such statements, estimates, targets and projections are based on signicfi ant assumptions and subjective judgments concerning anticipated results, which are inherently subject to risks, variability and contingencies, many of which are beyond SPAC’s, Holdings’ and the Company’s control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized. While all nancial fi projections, estimates and targets are necessarily speculative, SPAC, Holdings and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of SPAC, Holdings, the Company or any combined entity after the Potential Transaction or that actual results will not dier ff materially from those presented in the prospective nancial fi information. Inclusion of the prospective financial information in the Presentation should not be regarded as a representation by any person that the results contained in the prospective nancial fi information will be achieved. SPAC, Holdings, the Company and their respective a liat ffi es, directors, officers, employees and representatives disclaim any and all liability for any loss or damage (whether foreseeable or not) su er ff ed or incurred by any person or entity as a result of anything contained in or omitted from the Presentation and any such liability is expressly disclaimed. Industry and Market Data In the Presentation, SPAC, Holdings and the Company rely on and refer to publicly available information and statistics regarding market participants in the sectors in which the Company competes and other industry data. Any comparison of the Company to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to the Company. The Company obtained this information and statistics from third-party sources, including reports by market research rms fi and company lings. fi While the Company believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. None of SPAC, Holdings nor the Company has independently veried the inf fi ormation provided by the third-party sources. Trademarks The Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in the Presentation may be listed without the TM, SM, © or ® symbols, but SPAC, Holdings and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Financial and Other Information The nancial fi information contained in the Presentation has been taken from or prepared based on the historical nancial fi statements of the Company for the periods presented. An audit of these nancial fi statements is in process. Accordingly, such nancial fi information and data may not be included in, may be adjusted in or may be presented dier ff ently in any documents led fi with the SEC by SPAC, Holdings and/or the Company in connection with the Potential Transaction. The Presentation contains certain estimated preliminary nancial fi results and key operating metrics. This information is preliminary and subject to change. As such, actual results may differ from the estimated preliminary results presented here. 2Disclaimer - 1/2 Forward-Looking Statements This presentation (the “Presentation”) contains “forward-looking statements”. Actual results may dier ff from the expectations, estimates and projections set forth herein and consequently, you should not rely on these forward-looking statements as predictions of future events. All statements that address activities, events or developments that Queen’s Gambit Growth Capital (“SPAC”), Pivotal Holdings Corp (“Holdings”) or Swvl Inc. (the “Company”) intend, expect or believe may occur in the future are forward-looking statements. Words such as “continue,” “anticipate,” “could,” “intend,” “target,” “may,” “potential,” “contemplate,” “believe,” “predict,” “project,” “plan,” “should,” “would,” “will,” “believe,” “estimate,” “budget,” “forecast” and “expect” or the negative of these words or other similar terms or expressions are intended to identify such forward-looking statements. These forward-looking statements may relate to, without limitation, such matters as SPAC’s, Holdings’ or the Company’s industry, business strategy, goals and expectations concerning market position, future operations, future performance or results, margins, protabilit fi y, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings as well as SPAC’s, Holdings’ and the Company’s expectations with respect to the anticipated nancial fi impacts of the potential business combination transaction between SPAC, Holdings and the Company (the “Potential Transaction”), the satisfaction of closing conditions to the Potential Transaction and the timing of the completion of the Potential Transaction. The forward-looking statements contained in the Presentation are subject to uncertainty and changes in circumstances. None of SPAC, Holdings, the Company nor any of their respective aliat ffi es, directors, officers, employees or representatives can guarantee that the results and other expectations expressed, anticipated or implied in any forward-looking statement will be realized. Because such statements inherently involve risks and uncertainties, actual future results may dier ff materially from those expressed or implied by such forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SPAC’s Annual Report on Form 10-K for the year ended December 31, 2020, led fi with the Securities and Exchange Commission (the “SEC”) on March 29, 2021. In addition, there will be risks and uncertainties described in documents filed by SPAC, Holdings and/or the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to dier ff materially from those contained in the forward-looking statements. Most of these factors are outside SPAC’s, Holdings’ and the Company’s control and are difficult to predict. Factors that could cause or contribute to such dier ff ences include, but are not limited to those identied in the P fi resentation and other risks and uncertainties indicated from time-to-time described in SPAC’s registration on Form S-1, including those under “Risk Factors” therein, and in other documents led with the SE fi C by SPAC, Holdings and/or the Company. SPAC, Holdings and the Company caution that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should any of SPAC’s, Holdings’ or the Company’s assumptions prove incorrect, SPAC’s, Holdings’ and the Company’s actual results may vary in material respects from those projected in the Presentation. While SPAC, Holdings and the Company may elect to update the Presentation, including, without limitation, any forward-looking statements to reflect new information, subsequent events or circumstances or otherwise, SPAC, Holdings and the Company undertake no obligation to do so. These forward- looking statements should not be relied upon as representing SPAC’s, Holdings’ and the Company’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of SPAC, Holdings, the Company nor any of their respective aliat ffi es undertakes any obligation to update this Presentation. No Offer or Solicitation This Presentation is for informational purposes only and is not a solicitation as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation is neither an o er ff to purchase, nor a solicitation of an oer ff to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applic able law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Use of Projections The Presentation also includes certain statements, estimates, targets and projections that reect fl management’s assumptions concerning anticipated future performance. None of SPAC’s, Holdings’ nor the Company’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in the Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of the Presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In the Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. Such statements, estimates, targets and projections are based on signicfi ant assumptions and subjective judgments concerning anticipated results, which are inherently subject to risks, variability and contingencies, many of which are beyond SPAC’s, Holdings’ and the Company’s control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized. While all nancial fi projections, estimates and targets are necessarily speculative, SPAC, Holdings and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of SPAC, Holdings, the Company or any combined entity after the Potential Transaction or that actual results will not dier ff materially from those presented in the prospective nancial fi information. Inclusion of the prospective financial information in the Presentation should not be regarded as a representation by any person that the results contained in the prospective nancial fi information will be achieved. SPAC, Holdings, the Company and their respective a liat ffi es, directors, officers, employees and representatives disclaim any and all liability for any loss or damage (whether foreseeable or not) su er ff ed or incurred by any person or entity as a result of anything contained in or omitted from the Presentation and any such liability is expressly disclaimed. Industry and Market Data In the Presentation, SPAC, Holdings and the Company rely on and refer to publicly available information and statistics regarding market participants in the sectors in which the Company competes and other industry data. Any comparison of the Company to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to the Company. The Company obtained this information and statistics from third-party sources, including reports by market research rms fi and company lings. fi While the Company believes such third-party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. None of SPAC, Holdings nor the Company has independently veried the inf fi ormation provided by the third-party sources. Trademarks The Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in the Presentation may be listed without the TM, SM, © or ® symbols, but SPAC, Holdings and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Financial and Other Information The nancial fi information contained in the Presentation has been taken from or prepared based on the historical nancial fi statements of the Company for the periods presented. An audit of these nancial fi statements is in process. Accordingly, such nancial fi information and data may not be included in, may be adjusted in or may be presented dier ff ently in any documents led fi with the SEC by SPAC, Holdings and/or the Company in connection with the Potential Transaction. The Presentation contains certain estimated preliminary nancial fi results and key operating metrics. This information is preliminary and subject to change. As such, actual results may differ from the estimated preliminary results presented here. 2

Disclaimer - 2/2 The Presentation includes certain non-IFRS nancial fi measures (including on a forward-looking basis). These non-IFRS measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with International Financial Reporting Standards (“IFRS”) and should not be considered as an alternative to prot fi for the year or any other performance measures derived in accordance with IFRS. The Company believes that these non-IFRS measures of nancial fi results (including on a forward-looking basis) provide useful supplemental information to investors about the Company. The Company’s management uses forward- looking non-IFRS measures to evaluate the Company’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude signicfi ant expenses that are required by IFRS to be recorded in the Company’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, the Company’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward- looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent dicffi ulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. IFRS differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). As a result, the financial information contained in this Presentation may not be comparable to the nancial fi statements of U.S. companies prepared in accordance with U.S. GAAP. Potential investors should consult their own professional advisors for an understanding of the dier ff ences between IFRS and U.S. GAAP and of how those dier ff ences might aect the ff nancial inf fi ormation contained in this Presentation. Participation in Solicitation SPAC, Holdings and the Company and their respective directors and executive ocffi ers, under SEC rules, may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Potential Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Potential Transaction of SPAC’s directors and officers in the documents led fi with the SEC by SPAC, Holdings and/or the Company, including SPAC’s nal fi prospectus, led fi with the SEC on January 21, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the proposed business combination will be set forth in the documents to be filed with the SEC by SPAC, Holdings and/or the Company in connection with the Potential Transaction. No legal relationship shall be created between SPAC, Holdings, the Company or any of their respective aliat ffi es, directors, officers, employees or representatives, on the one hand, and you or any of your aliat ffi es or representatives, on the other hand, by virtue of the Presentation. Important Information for Investors and Shareholders In connection with the Potential Transaction, Holdings, which will be the going-forward public company, intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of shareholders to approve the Potential Transaction. INVESTORS AND SECURITY HOLDERS OF SPAC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SWVL, SPAC, HOLDINGS AND THE POTENTIAL TRANSACTION. After the Registration Statement is declared eectiv ff e, SPAC will mail a denitiv fi e proxy statement/prospectus relating to the Potential Transaction and other relevant materials to its shareholders as of the record date to be established for voting on the Potential Transaction. This Presentation does not contain all the information that should be considered concerning the Potential Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Potential Transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents led with the SE fi C, without charge, once available, at the SEC’s website at www.sec.gov. 3Disclaimer - 2/2 The Presentation includes certain non-IFRS nancial fi measures (including on a forward-looking basis). These non-IFRS measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with International Financial Reporting Standards (“IFRS”) and should not be considered as an alternative to prot fi for the year or any other performance measures derived in accordance with IFRS. The Company believes that these non-IFRS measures of nancial fi results (including on a forward-looking basis) provide useful supplemental information to investors about the Company. The Company’s management uses forward- looking non-IFRS measures to evaluate the Company’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude signicfi ant expenses that are required by IFRS to be recorded in the Company’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, the Company’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward- looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent dicffi ulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. IFRS differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). As a result, the financial information contained in this Presentation may not be comparable to the nancial fi statements of U.S. companies prepared in accordance with U.S. GAAP. Potential investors should consult their own professional advisors for an understanding of the dier ff ences between IFRS and U.S. GAAP and of how those dier ff ences might aect the ff nancial inf fi ormation contained in this Presentation. Participation in Solicitation SPAC, Holdings and the Company and their respective directors and executive ocffi ers, under SEC rules, may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Potential Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Potential Transaction of SPAC’s directors and officers in the documents led fi with the SEC by SPAC, Holdings and/or the Company, including SPAC’s nal fi prospectus, led fi with the SEC on January 21, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the proposed business combination will be set forth in the documents to be filed with the SEC by SPAC, Holdings and/or the Company in connection with the Potential Transaction. No legal relationship shall be created between SPAC, Holdings, the Company or any of their respective aliat ffi es, directors, officers, employees or representatives, on the one hand, and you or any of your aliat ffi es or representatives, on the other hand, by virtue of the Presentation. Important Information for Investors and Shareholders In connection with the Potential Transaction, Holdings, which will be the going-forward public company, intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of shareholders to approve the Potential Transaction. INVESTORS AND SECURITY HOLDERS OF SPAC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SWVL, SPAC, HOLDINGS AND THE POTENTIAL TRANSACTION. After the Registration Statement is declared eectiv ff e, SPAC will mail a denitiv fi e proxy statement/prospectus relating to the Potential Transaction and other relevant materials to its shareholders as of the record date to be established for voting on the Potential Transaction. This Presentation does not contain all the information that should be considered concerning the Potential Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Potential Transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents led with the SE fi C, without charge, once available, at the SEC’s website at www.sec.gov. 3

Risk Factors - 1/2 All references to “Swvl Inc.,” “we,” “us” or “our” refer to the business of Swvl Inc. (“the Company”) and its subsidiaries prior to the consummation of the proposed business combination with Queen’s Gambit Growth Capital (“SPAC”) (the “Potential Transaction”). The risks described below are a non-exhaustive list of the key risks related to the Company’s business and the Potential Transaction and the factors that could cause actual results to dier fr ff om the projections, intentions and assumptions described in this presentation. This list has been prepared solely for potential private placement investors in this private placement transaction and not for any other purpose. You should carefully consider these risks and uncertainties, carry out your own due diligence, and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this private placement transaction before making an investment decision. The list below is qualied in it fi s entirety by disclosures contained in future documents led or f fi urnished in respect of the proposed business combination with the United States Securities and Exchange Commission (“SEC”). The risks presented in such lings will incl fi ude risks associated with the post-business combination operation of the Company’s business and the risks associated with the business combination transaction, and these risks may dier signi ff cfi antly from, and will be more extensive than, those risks presented below. Many of the following factors are outside of SPAC’s and the Company’s control. Risks Related to the Company’s Business • The shared mobility industry is highly competitive, and we may be unable to compete eectiv ff ely; • The mobility industry is an intensely competitive market that includes companies with greater nancial, t fi echnical, and marketing resources than we have; • There is uncertainty regarding the growth of the mass transit ride-sharing market in markets in which we currently operate or intend to operate in the future; • We have a limited operating history and no experience being a public company, including our management team’s limited experience managing a public company, which may result in difficulty in adequately operating and growing our business; • Our limited operating history, our evolving business and our growth plans make it dicffi ult to evaluate our future prospects and the risks and challenges we may encounter; • We have not implemented, or have only recently implemented, certain policies and procedures for the operation of our business and compliance with applicable laws and regulations, including policies with respect to anti-bribery and anti-corruption matters and cyber protection; • We do not yet maintain public-company-quality internal controls over financial reporting and books and records and we may experience material weaknesses and/or deficiencies in any such internal controls that we implement, potentially resulting in misstatements in our financial statements or our inability to meet our periodic reporting obligations; • There may be inaccuracies in our estimates; • Our growth plans depend on rapid, international expansion. If we are unable to manage the risks associated with such expansion, including completing adequate diligence and complying with applicable laws and regulations, or are unable to enter into new markets on our projected timelines or at all, our nancial r fi esults and future prospects would be adversely impacted; • Rapid and substantial expansion presents obstacles with respect to integrating new markets into our operations as well as compliance matters, such as data collection and audit and legal and nancial c fi ompliance requirements; • We may be unable to obtain additional capital to support the growth of our business on reasonable terms or at all; • We may be unable to attract and retain consumers, making our platform less appealing to drivers and businesses; • We may be unable to attract and retain qualied driv fi ers and other high quality personnel; • We do not have written contractual arrangements in place with certain of our historically material customers; • Our business depends on insurance coverage carried by our drivers and we may be unable to independently conrm that o fi ur drivers maintain necessary insurance as required by the laws of the jurisdictions in which we operate; • Illegal, improper or otherwise inappropriate activity of drivers, consumers or other users, whether or not occurring while utilizing our platform, or local partners could expose us to liability and harm our business; • The growth of our business depends in part on our reputation in the markets where we operate or intend to operate; • We may face reputational challenges based on the behavior of our drivers or performance of our operations, including safety, reliability and quality of our services; • We have not historically maintained insurance for our operations, including cyber security insurance. • Security or privacy breaches, as well as defects, errors or vulnerabilities in our technology and that of third-party providers could materially harm our reputation and business. We have previously experienced a data breach that resulted in the exposure of customer information; • Compliance with laws and regulations relating to privacy, data protection and the protection or transfer of personal data, including possible requirements that data be physically housed within countries where we operate, and data privacy regulations may pose technical barriers to implementation; • Required registrations, licenses, permits or approvals may be difficult to obtain in the jurisdictions in which we currently or may in the future operate and we will be required to obtain further registrations, licenses or permits to continue to operate our business in certain jurisdictions in which we currently operate; • We currently operate and intend to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks, including with respect to ride-hailing services, and may have limited, if any, treaties or other arrangements in place to protect foreign investments or involvement; • We have operations in countries known to experience high levels of corruption and are subject to territorial anti-corruption laws in these jurisdictions; • We may be blocked from or limited in providing or operating our products and offerings in certain jurisdictions, or we may be required to modify our business model in those or other jurisdictions as a result; • Certain liabilities may be imposed by jurisdictions where we operate, including tax liability, which may subject us to regulatory enforcement procedures if we do not or cannot comply; • Our business would be adversely aect ff ed if drivers were classified as employees, workers or quasi-employees; • Our inability to effectively determine rider demand, where to run routes, match routes with drivers and price our offering and to develop new oerings on o ff ur platform and manage the complexities of such expansion; • Our business and its growth depend on access to the internet and an increase in internet penetration in the markets in which we currently operate and in the markets we intend to enter; • We face competition in our industry, including by competitors who may have the ability to exert market power to foreclose or hinder our ability to compete; • Our market is characterized by rapid technological change, particularly across the SaaS/TaaS vertical, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely aect mark ff et adoption of our products and our nancial r fi esults; • Our operations may be negatively impacted by systems failures and interruptions in the availability of our website, applications, platform or offerings as well as changes in the internet, mobile device accessibility, mobile device operating systems and application marketplaces; • Our business depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control; • Our business depends in part on intellectual property. Our inability to protect and enforce our intellectual property rights could materially and adversely affect our business; • Adverse litigation judgments or settlements resulting from legal proceedings or investigations in which we may be involved, including matters involving dissatisfied customers or former employees or intellectual property rights, could expose us to monetary damages or limit our ability to operate our business; 4

Risk Factors - 2/2 • Natural disasters, economic downturns, public health crises, including the COVID-19 pandemic, or political crises in the jurisdictions in which we operate could materially and negatively impact our operations in such jurisdictions; • We conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations; • We will incur signicfi ant costs as a result of operating as a public company and our management team will be required to devote substantial time to new compliance initiatives and corporate governance practices; • Our ability to make and successfully integrate acquisitions and investments or complete divestitures, joint ventures, partnerships or other strategic transactions; Risks Related to the Proposed Transaction • The SPAC had limited time to conduct due diligence. The SPAC cannot assure you that this diligence identified all material issues or risks associated with the Company, its business, or the industry in which it operates. Additional information may later arise in connection with preparation of the registration statement and proxy materials, or after the consummation of the business combination. • The potential that we may not be able to obtain the required consents to complete the Potential Transaction; • The availability of sucient f ffi unds to consummate the Potential Transaction; • The potential that a market for our ordinary shares may not develop or be sustained, which could adversely aect the liquidit ff y and price of our ordinary shares; • The risk that sales of a substantial amount of our ordinary shares in the public market by our existing shareholders could cause our share price to decline; • The fact that, following the closing of a Potential Transaction, a significant number of ordinary shares will be subject to issuance upon the exercise of warrants and options; • The right of SPAC’s public shareholders to redeem a large number of the shares of SPAC in connection with the Potential Transaction; • SPAC’s and our incurrence of substantial transaction costs in connection with the Potential Transaction; • The risk that we will fail to enter into a definitive agreement providing for the Potential Transaction or that the closing conditions required to complete the Potential Transaction will not be satised; fi • Any required write-downs or write-offs, restructuring or impairment or other charges that may arise following the completion of the Potential Transaction; • Potential adverse eect ff s on the business that may result from the announcement of the Potential Transaction, industry-wide changes or other causes; • Potential delays in completing the Potential Transaction that may reduce the expected benefits thereof; • The possibility of securities class action or derivative lawsuits that may delay or prevent the completion of the Potential Transaction; • Our inability to integrate ESG or socially responsible practices into our operations; and • Other risks and uncertainties indicated from time to time described in SPAC’s registration statement on Form S-1, including those under “Risk Factors” therein, and in other documents filed with the SEC by SPAC, the Company and/or entities associated therewith. 5Risk Factors - 2/2 • Natural disasters, economic downturns, public health crises, including the COVID-19 pandemic, or political crises in the jurisdictions in which we operate could materially and negatively impact our operations in such jurisdictions; • We conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations; • We will incur signicfi ant costs as a result of operating as a public company and our management team will be required to devote substantial time to new compliance initiatives and corporate governance practices; • Our ability to make and successfully integrate acquisitions and investments or complete divestitures, joint ventures, partnerships or other strategic transactions; Risks Related to the Proposed Transaction • The SPAC had limited time to conduct due diligence. The SPAC cannot assure you that this diligence identified all material issues or risks associated with the Company, its business, or the industry in which it operates. Additional information may later arise in connection with preparation of the registration statement and proxy materials, or after the consummation of the business combination. • The potential that we may not be able to obtain the required consents to complete the Potential Transaction; • The availability of sucient f ffi unds to consummate the Potential Transaction; • The potential that a market for our ordinary shares may not develop or be sustained, which could adversely aect the liquidit ff y and price of our ordinary shares; • The risk that sales of a substantial amount of our ordinary shares in the public market by our existing shareholders could cause our share price to decline; • The fact that, following the closing of a Potential Transaction, a significant number of ordinary shares will be subject to issuance upon the exercise of warrants and options; • The right of SPAC’s public shareholders to redeem a large number of the shares of SPAC in connection with the Potential Transaction; • SPAC’s and our incurrence of substantial transaction costs in connection with the Potential Transaction; • The risk that we will fail to enter into a definitive agreement providing for the Potential Transaction or that the closing conditions required to complete the Potential Transaction will not be satised; fi • Any required write-downs or write-offs, restructuring or impairment or other charges that may arise following the completion of the Potential Transaction; • Potential adverse eect ff s on the business that may result from the announcement of the Potential Transaction, industry-wide changes or other causes; • Potential delays in completing the Potential Transaction that may reduce the expected benefits thereof; • The possibility of securities class action or derivative lawsuits that may delay or prevent the completion of the Potential Transaction; • Our inability to integrate ESG or socially responsible practices into our operations; and • Other risks and uncertainties indicated from time to time described in SPAC’s registration statement on Form S-1, including those under “Risk Factors” therein, and in other documents filed with the SEC by SPAC, the Company and/or entities associated therewith. 5

Swvl and Queen’s Gambit: A combination to accelerate mass transit revolution Overview Valuation ● ● Swvl to combine with Queen's Gambit Growth Capital Reflects ~$1.1bn pro forma enterprise value (2.8 × 2023E gross revenue) and ~$1.5bn equity value (2) ● ● Queen’s Gambit is focused on disruptive, high potential technology platforms – Proceeds of ~$405mm from $100mm targeted PIPE and cash in trust to fund growth, assuming in perfect alignment with Swvl no redemptions ● ● Transaction expected to close in Q4'21 Existing Swvl shareholders to roll 100% of their stake at close and are expected to own ~65% of the pro forma company Value add ● Access to leading industry players (e.g., Agility, a large investor in Queen’s Gambit) which may create significant value to the organization and investors alike ● Strong emphasis on ESG (environment, social and governance); positioning the organization to utilize EVs and other socially responsible practices ● Diverse board and strong focus on corporate governance that can help significantly heighten the organization’s performance and health Team Team Rachid Maalouly Victoria Grace Betsy Atkins Mostafa Kandil Head of Strategy and Innovation Founder, CEO & Director Senior Operating Advisor CEO Youssef Salem Anastasia Nyrkovskaya (1) CFO CFO Note: Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 6 1. Starting date is 1 September 2021. 2. Inclusive of $35.5mm early funding commitments.Swvl and Queen’s Gambit: A combination to accelerate mass transit revolution Overview Valuation ● ● Swvl to combine with Queen's Gambit Growth Capital Reflects ~$1.1bn pro forma enterprise value (2.8 × 2023E gross revenue) and ~$1.5bn equity value (2) ● ● Queen’s Gambit is focused on disruptive, high potential technology platforms – Proceeds of ~$405mm from $100mm targeted PIPE and cash in trust to fund growth, assuming in perfect alignment with Swvl no redemptions ● ● Transaction expected to close in Q4'21 Existing Swvl shareholders to roll 100% of their stake at close and are expected to own ~65% of the pro forma company Value add ● Access to leading industry players (e.g., Agility, a large investor in Queen’s Gambit) which may create significant value to the organization and investors alike ● Strong emphasis on ESG (environment, social and governance); positioning the organization to utilize EVs and other socially responsible practices ● Diverse board and strong focus on corporate governance that can help significantly heighten the organization’s performance and health Team Team Rachid Maalouly Victoria Grace Betsy Atkins Mostafa Kandil Head of Strategy and Innovation Founder, CEO & Director Senior Operating Advisor CEO Youssef Salem Anastasia Nyrkovskaya (1) CFO CFO Note: Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 6 1. Starting date is 1 September 2021. 2. Inclusive of $35.5mm early funding commitments.

Queen's Gambit is positioned to make dier ff entiated and immediate impact Overview Unique and Empowered Board and Advisory Team ● Seasoned and experienced management team Jennifer Barbetta ● Senior MD, COO at Existing strategic relationship with Agility and a host of other board relationships Starwood Capital ● Distinguished board and strategic advisory team of 11 highly successful women Dr. Cheryl Martin ● Critical potential benefits from Agility Logistics relationship Founder & Principal at Harwich Partners Jill Putman CFO at Jamf Values Aligned from the Start Jeannine Sargent ● Fundamental alignment with Swvl’s Board Member at focus on women's safety in shared Synopsys mobility Lone Fonss ● Queen’s Gambit’s women-led Schroder management and board offer CEO at Concordium AG differentiated perspectives, a compelling advantage for Swvl Elizabeth Weymouth Founder & Managing Partner ● Swvl and Queen’s Gambit to establish at Grafine Partners advisory committee to focus on diversity & inclusion of public entity Nelda Connors Chairwoman & CEO of Pine Grove Holdings Hannah Jones CEO, Earthshot Prize 7Queen's Gambit is positioned to make dier ff entiated and immediate impact Overview Unique and Empowered Board and Advisory Team ● Seasoned and experienced management team Jennifer Barbetta ● Senior MD, COO at Existing strategic relationship with Agility and a host of other board relationships Starwood Capital ● Distinguished board and strategic advisory team of 11 highly successful women Dr. Cheryl Martin ● Critical potential benefits from Agility Logistics relationship Founder & Principal at Harwich Partners Jill Putman CFO at Jamf Values Aligned from the Start Jeannine Sargent ● Fundamental alignment with Swvl’s Board Member at focus on women's safety in shared Synopsys mobility Lone Fonss ● Queen’s Gambit’s women-led Schroder management and board offer CEO at Concordium AG differentiated perspectives, a compelling advantage for Swvl Elizabeth Weymouth Founder & Managing Partner ● Swvl and Queen’s Gambit to establish at Grafine Partners advisory committee to focus on diversity & inclusion of public entity Nelda Connors Chairwoman & CEO of Pine Grove Holdings Hannah Jones CEO, Earthshot Prize 7

Agility is expected to provide immediate synergies and new opportunities Multi-billion dollar corporate logistics leader is uniquely positioned to offer strong operating and strategic benefits globally Leverage Agility’s Regional Expertise to Expand in Emerging Markets • Critical access and understanding of local and emerging market business context from Agility’s Middle East roots and growing Africa footprint • Deep relationships with local trade partners, governments, financial institutions and consulting firms • Support with hiring talent/teams in new geographies with existing Agility presence Potential Opportunities to Expand Swvl SaaS/Taas Clients Largest private owner, manager & • Agility companies offer corporate client base for Swvl’s TaaS segment via Agility Logistics Parks, National developer of industrial real estate Aviation Services and GCC Services in many of Swvl’s key markets • Retail ridership growth via integration into Agility’s commercial real estate projects across the Gulf Cooperation Council (“GCC”) countries Tap into Agility’s Substantial Salesforce and Market Access • Agility’s professional sales team can help Swvl access multitudes of client bases: • Major multinational customers • Local governments, municipalities and other public sector entities • Local private sector brands and leaders, small & medium enterprises Strong synergies and enhanced growth potential from an established presence in key Swvl geographies Map and logos are illustrative. Reflects select countries where Agility operates and sampling of Agility relationships. 8Agility is expected to provide immediate synergies and new opportunities Multi-billion dollar corporate logistics leader is uniquely positioned to offer strong operating and strategic benefits globally Leverage Agility’s Regional Expertise to Expand in Emerging Markets • Critical access and understanding of local and emerging market business context from Agility’s Middle East roots and growing Africa footprint • Deep relationships with local trade partners, governments, financial institutions and consulting firms • Support with hiring talent/teams in new geographies with existing Agility presence Potential Opportunities to Expand Swvl SaaS/Taas Clients Largest private owner, manager & • Agility companies offer corporate client base for Swvl’s TaaS segment via Agility Logistics Parks, National developer of industrial real estate Aviation Services and GCC Services in many of Swvl’s key markets • Retail ridership growth via integration into Agility’s commercial real estate projects across the Gulf Cooperation Council (“GCC”) countries Tap into Agility’s Substantial Salesforce and Market Access • Agility’s professional sales team can help Swvl access multitudes of client bases: • Major multinational customers • Local governments, municipalities and other public sector entities • Local private sector brands and leaders, small & medium enterprises Strong synergies and enhanced growth potential from an established presence in key Swvl geographies Map and logos are illustrative. Reflects select countries where Agility operates and sampling of Agility relationships. 8

Swvl, a leading mobility player revolutionizing mass transit with multiple synergistic business segments Consumer Retail: users book seats on vehicles available exclusively to the Swvl platform to commute within a given city Fulfilled by Travel: users book and go on long-distance trips either on buses available travel exclusively to the Swvl platform or on buses marketed through Swvl Business SaaS/TaaS: enables corporates, schools and transit agencies to provide Powered by Swvl-powered, optimized mass-mobility solutions via SaaS and TaaS offerings 9Swvl, a leading mobility player revolutionizing mass transit with multiple synergistic business segments Consumer Retail: users book seats on vehicles available exclusively to the Swvl platform to commute within a given city Fulfilled by Travel: users book and go on long-distance trips either on buses available travel exclusively to the Swvl platform or on buses marketed through Swvl Business SaaS/TaaS: enables corporates, schools and transit agencies to provide Powered by Swvl-powered, optimized mass-mobility solutions via SaaS and TaaS offerings 9

Why Swvl? 1. The ~$1 Trillion Challenge: Mass Transit is a Rigid and Outdated Solution for the Fast Changing Modern World 2. The Swvl Solution: Responsive, Self-Optimizing, Supply-Agnostic and Asset Light Mass Transit Solution 3. The Foundations: Customer Centric Operating Model Enabled by Swvl Growth Cycle 4. The Vision: Global Non-Displaceable Technology Revolutionizing Mass Transit 5. The Path Ahead: Accelerated Intercontinental Expansion 6. The Transaction: Overview of the Transaction and Financial Proceeds 7. Team and Values: Multi-Disciplinary, A-Team of Industry Veterans on a Mission-Driven Journey to Transform Mass Transit 10Why Swvl? 1. The ~$1 Trillion Challenge: Mass Transit is a Rigid and Outdated Solution for the Fast Changing Modern World 2. The Swvl Solution: Responsive, Self-Optimizing, Supply-Agnostic and Asset Light Mass Transit Solution 3. The Foundations: Customer Centric Operating Model Enabled by Swvl Growth Cycle 4. The Vision: Global Non-Displaceable Technology Revolutionizing Mass Transit 5. The Path Ahead: Accelerated Intercontinental Expansion 6. The Transaction: Overview of the Transaction and Financial Proceeds 7. Team and Values: Multi-Disciplinary, A-Team of Industry Veterans on a Mission-Driven Journey to Transform Mass Transit 10

The ~$1 Trillion Challenge 11

~$1tn+ Mass transit opportunity Poor Access and Reliability Limited Safety Prohibitive Societal Cost ~10% $88 billion (4) of commuter demand is currently met by annual cost of traffic in the US 78% (1) Dubai metro of women in Karachi mention being (3) harassed on public transport 40 minutes ~4% Cost of Cairo’s congestion as Average wait time for commuters in cities in (5) percentage of Egypt’s GDP (2) developing nations for a round-trip (6) Inecient S ffi upply Licensed buses in Cairo providing large potential supply of private buses +155k Note: The ~$1tn+ opportunity reect fl s Swvl's potential TAM, dened as the long t fi erm revenue potential of consumer mobility and shared mobility / demand responsive transit markets. Consumer mobility TAM reflects revenue potential calculated as the annual per capita transport spend by a proportion of low, medium and high-income population across select emerging market cities, then extrapolated to a broader set of emerging market populations. Shared mobility / demand responsive transit TAM reect fl s 2030 revenue potential for Demand Responsive Transit (DRT) solutions per Frost & Sullivan. 12 1. Dubai statistics centre, RoadSafetyUAE & Noor Takaful - Ethical Insurance Survey. 4. Inrix 2019 Global Trac S ffi corecard. 2. Moovit Insights, Public Transit Index. Reflects the subset of countries included in database. 5. Reflects data from 2010 World Bank study. 3. Social Development Project Report, Addressing Gender-based Violence and Harassment in the Public Transport Sector (2020). 6. Reflects 2017 data from Statista.~$1tn+ Mass transit opportunity Poor Access and Reliability Limited Safety Prohibitive Societal Cost ~10% $88 billion (4) of commuter demand is currently met by annual cost of traffic in the US 78% (1) Dubai metro of women in Karachi mention being (3) harassed on public transport 40 minutes ~4% Cost of Cairo’s congestion as Average wait time for commuters in cities in (5) percentage of Egypt’s GDP (2) developing nations for a round-trip (6) Inecient S ffi upply Licensed buses in Cairo providing large potential supply of private buses +155k Note: The ~$1tn+ opportunity reect fl s Swvl's potential TAM, dened as the long t fi erm revenue potential of consumer mobility and shared mobility / demand responsive transit markets. Consumer mobility TAM reflects revenue potential calculated as the annual per capita transport spend by a proportion of low, medium and high-income population across select emerging market cities, then extrapolated to a broader set of emerging market populations. Shared mobility / demand responsive transit TAM reect fl s 2030 revenue potential for Demand Responsive Transit (DRT) solutions per Frost & Sullivan. 12 1. Dubai statistics centre, RoadSafetyUAE & Noor Takaful - Ethical Insurance Survey. 4. Inrix 2019 Global Trac S ffi corecard. 2. Moovit Insights, Public Transit Index. Reflects the subset of countries included in database. 5. Reflects data from 2010 World Bank study. 3. Social Development Project Report, Addressing Gender-based Violence and Harassment in the Public Transport Sector (2020). 6. Reflects 2017 data from Statista.

Poor access and reliability are consistent features of mass transit systems, particularly in emerging markets… Share of urban populations with convenient access to public transport, (% of urban pop. w/ convenient access to public transport) On avg., ~2x as many people have convenient access to public transport in developed countries vs. emerging market ones 89% 85% 48% 40% 26% 26% 22% 21% 20% 18% 13% 7% Jordan South Africa Mexico Nigeria Pakistan Egypt Bangladesh UAE Costa Rica India Argentina Developed Nations ~60% longer wait times at a station in developing vs. developed nation cities Note: Bar chart shows select emerging market countries sourced from United Nations data. Defines access as population within 500 meters walking distance of low-capacity transport systems (buses and trams) and 1,000 meters distance to high-capacity systems (trains, subways and ferries). Blue 13 bar shows average for Developed Nations. Developed Nations reect c fl ountries labeled as Advanced Economies per IMF World Economic Outlook (2020). Sources: United Nations Sustainable Development Goals Report (2020), Moovit Insights, “Public Transit Index”. IMF World Economic Outlook (2020).Poor access and reliability are consistent features of mass transit systems, particularly in emerging markets… Share of urban populations with convenient access to public transport, (% of urban pop. w/ convenient access to public transport) On avg., ~2x as many people have convenient access to public transport in developed countries vs. emerging market ones 89% 85% 48% 40% 26% 26% 22% 21% 20% 18% 13% 7% Jordan South Africa Mexico Nigeria Pakistan Egypt Bangladesh UAE Costa Rica India Argentina Developed Nations ~60% longer wait times at a station in developing vs. developed nation cities Note: Bar chart shows select emerging market countries sourced from United Nations data. Defines access as population within 500 meters walking distance of low-capacity transport systems (buses and trams) and 1,000 meters distance to high-capacity systems (trains, subways and ferries). Blue 13 bar shows average for Developed Nations. Developed Nations reect c fl ountries labeled as Advanced Economies per IMF World Economic Outlook (2020). Sources: United Nations Sustainable Development Goals Report (2020), Moovit Insights, “Public Transit Index”. IMF World Economic Outlook (2020).

… with safety remaining a concern across many emerging markets’ public transport systems Women's experiences of sexual harassment on public transport, (%) 81% 78% 64% 64% 55% 54% Baku Karachi Mexico City Bogota Mumbai Nairobi 14 Source: Social Development Project Report, Addressing Gender-based Violence and Harassment in the Public Transport Sector (2020).… with safety remaining a concern across many emerging markets’ public transport systems Women's experiences of sexual harassment on public transport, (%) 81% 78% 64% 64% 55% 54% Baku Karachi Mexico City Bogota Mumbai Nairobi 14 Source: Social Development Project Report, Addressing Gender-based Violence and Harassment in the Public Transport Sector (2020).

Governments spend billions of dollars of CAPEX and OPEX to deliver and operate inecient p ffi ublic transport systems... Country deep-dive, Pakistan Metrobus, Rawalpindi-Islamabad $12.5mm 55% ~30% Annual operating Actual capacity Delay in project (3) subsidy compared to initial (1) completion (2) design Orange line, Lahore 130-175 yrs to 4-6% ~$1.5 bn Coverage of public payback (4) Capital spend (5) transport needs capital spend alone Karachi Vestigial public transport, despite the city's size and economic importance Note: Orange line payback time is built on an average ticket fare of PKR 20 ($0.129), and 250,000 riders per day. 4. International Railway Journey, China signs funding agreement for Lahore metro (2015). 1. Dawn,  Shahbaz to inaugurate work on Metro Bus Service on Feb 28 (2014) and PM inaugurates Metro Bus project: 'This is a changing Pakistan' (2015). 15 5. Reuters, 'This will make us poorer': Pakistani metro brings uncertainty for displaced residents (2020). JICA, The Project For Lahore 2. Dawn, Half of metro bus fleet unutilised in twin cities (2016). Urban Transport Master Plan in the Islamic republic of Pakistan: Final Report (2012). 3. The Express Tribune, Economically unviable: Metro Bus - a white elephant painted red (2015). Annual operating subsidy of $12.5mm converted from PKR 2bn based on an exchange rate of 0.006x as of 7/26/2021.Governments spend billions of dollars of CAPEX and OPEX to deliver and operate inecient p ffi ublic transport systems... Country deep-dive, Pakistan Metrobus, Rawalpindi-Islamabad $12.5mm 55% ~30% Annual operating Actual capacity Delay in project (3) subsidy compared to initial (1) completion (2) design Orange line, Lahore 130-175 yrs to 4-6% ~$1.5 bn Coverage of public payback (4) Capital spend (5) transport needs capital spend alone Karachi Vestigial public transport, despite the city's size and economic importance Note: Orange line payback time is built on an average ticket fare of PKR 20 ($0.129), and 250,000 riders per day. 4. International Railway Journey, China signs funding agreement for Lahore metro (2015). 1. Dawn, Shahbaz to inaugurate work on Metro Bus Service on Feb 28 (2014) and PM inaugurates Metro Bus project: 'This is a changing Pakistan' (2015). 15 5. Reuters, 'This will make us poorer': Pakistani metro brings uncertainty for displaced residents (2020). JICA, The Project For Lahore 2. Dawn, Half of metro bus fleet unutilised in twin cities (2016). Urban Transport Master Plan in the Islamic republic of Pakistan: Final Report (2012). 3. The Express Tribune, Economically unviable: Metro Bus - a white elephant painted red (2015). Annual operating subsidy of $12.5mm converted from PKR 2bn based on an exchange rate of 0.006x as of 7/26/2021.

... this is compounded by associated societal costs that further escalate government bills Number of hours lost in congestion per person, (hours) 134 133 100 100 94 93 88 88 87 86 86 85 81 74 67 Bucharest Bogota New York City Moscow Philadelphia Zagreb Paris Tallinn Quito Chicago Vilnius Bordeaux Cali Saint Petersburg Bangkok Developed Other Nations Avg. annual cost of ride-hailing services, (% of avg. annual income) 50% 53% 50% 24% 23% 23% 21% 16% 14% 13% 11% 0% Lagos Dhaka Karachi Mumbai Cairo Buenos Aires Johannesburg Mexico City Istanbul Santiago Note: Developed Nations reflect countries labeled as Advanced Economies per IMF World Economic Outlook (2020). Illustrative estimates for cost of a single 6.2 mile ride for each of 200 working days per year across sample cities. Cost of ride hailing services and average country 16 income converted from respective country currencies into USD based on exchange rates as of 7/26/2021. Sources: Inrix, Fare estimator sites of ride hailing-hailing services. ... this is compounded by associated societal costs that further escalate government bills Number of hours lost in congestion per person, (hours) 134 133 100 100 94 93 88 88 87 86 86 85 81 74 67 Bucharest Bogota New York City Moscow Philadelphia Zagreb Paris Tallinn Quito Chicago Vilnius Bordeaux Cali Saint Petersburg Bangkok Developed Other Nations Avg. annual cost of ride-hailing services, (% of avg. annual income) 50% 53% 50% 24% 23% 23% 21% 16% 14% 13% 11% 0% Lagos Dhaka Karachi Mumbai Cairo Buenos Aires Johannesburg Mexico City Istanbul Santiago Note: Developed Nations reflect countries labeled as Advanced Economies per IMF World Economic Outlook (2020). Illustrative estimates for cost of a single 6.2 mile ride for each of 200 working days per year across sample cities. Cost of ride hailing services and average country 16 income converted from respective country currencies into USD based on exchange rates as of 7/26/2021. Sources: Inrix, Fare estimator sites of ride hailing-hailing services.

Inefficient and underutilized quality private buses, unable to fulfill latent mass transit demand Inefficient bus usage Underutilized buses Untapped potential (1) (1) 2 trips/day 8 months/year +155k (2) Vehicle owners typically work Vehicle owners tend to be out of Private buses in Cairo alone for a single entity (e.g., work during university break corporate, school) Most emerging markets Vehicle owners constantly on present a sizable opportunity Vehicle owners often unable the lookout for other sources of from tourism and private to service multiple clients income during down-time vehicle owners 1. Based on Swvl knowledge of various regions (including anecdotal evidence). 17 2. Bus data per Statista (reect 20 fl 17 data).Inefficient and underutilized quality private buses, unable to fulfill latent mass transit demand Inefficient bus usage Underutilized buses Untapped potential (1) (1) 2 trips/day 8 months/year +155k (2) Vehicle owners typically work Vehicle owners tend to be out of Private buses in Cairo alone for a single entity (e.g., work during university break corporate, school) Most emerging markets Vehicle owners constantly on present a sizable opportunity Vehicle owners often unable the lookout for other sources of from tourism and private to service multiple clients income during down-time vehicle owners 1. Based on Swvl knowledge of various regions (including anecdotal evidence). 17 2. Bus data per Statista (reect 20 fl 17 data).

The Swvl Solution 18The Swvl Solution 18

Demand-Responsive, Self-Optimizing, Supply-Agnostic and Asset Light Mass Transit Solution Reliable and Convenient Safe Valuable 7 minutes to station Vetted drivers with background checks Low avg walk to station (7 mins) Taxi Ride-hailing $6.00 - $5.00- 5 days in-advance booking system $1.10 - In-ride insurance for every Swvl ride $8.00 $7.00 $2.20 Air conditioned and top quality Ability to share live ride status Critical incident teams and third party Far more affordable than alternatives 95% on time pickups professional providers (2) (1) ~245mm pounds of CO2 emissions saved 4.7/5 customer rating One click SOS alerts (3) ~14.4mm person-hour of congestion reduced Multiple payment options Ability to contact/trace (4) (4) $ Up to ~2x more expected earnings for drivers on Swvl platform Up to 70% vehicle utilization Ecient s ffi upply Note: Fares for Swvl, Ride-Hailing, and Taxi trips are calculated on an average distance of 15-25km. Walk to Station reect fl s Cairo Retail data. “Valuable” fare data also represents Cairo. Emissions and congestion data calculate reduction from Swvl rides relative to emission and congestion created assuming each passenger takes their own ride. 19 Source: Swvl internal data. 1. Aggregate customer rating in Apple App Store as of 7/26/2021. 3. Reflects Swvl’s estimates of amount of congestion reduction saved since Swvl's inception. 2. Reect fl s Swvl’s estimates of amount of CO2 Swvl buses saved since Swvl's inception. 4. Reect fl s Cairo data. Vehicle emissions data sourced from vehicle producer site and www.car-emissions.com.Demand-Responsive, Self-Optimizing, Supply-Agnostic and Asset Light Mass Transit Solution Reliable and Convenient Safe Valuable 7 minutes to station Vetted drivers with background checks Low avg walk to station (7 mins) Taxi Ride-hailing $6.00 - $5.00- 5 days in-advance booking system $1.10 - In-ride insurance for every Swvl ride $8.00 $7.00 $2.20 Air conditioned and top quality Ability to share live ride status Critical incident teams and third party Far more affordable than alternatives 95% on time pickups professional providers (2) (1) ~245mm pounds of CO2 emissions saved 4.7/5 customer rating One click SOS alerts (3) ~14.4mm person-hour of congestion reduced Multiple payment options Ability to contact/trace (4) (4) $ Up to ~2x more expected earnings for drivers on Swvl platform Up to 70% vehicle utilization Ecient s ffi upply Note: Fares for Swvl, Ride-Hailing, and Taxi trips are calculated on an average distance of 15-25km. Walk to Station reect fl s Cairo Retail data. “Valuable” fare data also represents Cairo. Emissions and congestion data calculate reduction from Swvl rides relative to emission and congestion created assuming each passenger takes their own ride. 19 Source: Swvl internal data. 1. Aggregate customer rating in Apple App Store as of 7/26/2021. 3. Reflects Swvl’s estimates of amount of congestion reduction saved since Swvl's inception. 2. Reect fl s Swvl’s estimates of amount of CO2 Swvl buses saved since Swvl's inception. 4. Reect fl s Cairo data. Vehicle emissions data sourced from vehicle producer site and www.car-emissions.com.

Swvl’s operating system; an integrated, customer-centric ecosystem enabled by commute-specic pr fi oducts Swvl operating system Work Swvl's operating model enables it to continuously utilize vehicles by Fulfilled by Powered by pooling demand across different use cases and seasonality, thus Mall signicfi antly improving the assets' ROI, reducing the cost structure, and enhancing the margin opportunity SaaS & Retail TaaS Travel travel Fulfilled by Customer Retail: users book seats on vehicles available exclusively to the platform to commute within a given city Travel: users book and go on long distance trips either on buses School travel available exclusively to the platform or on buses marketed through Swvl Powered by Weekend Getaway SaaS/TaaS: enables corporates, schools and transit agencies to provide Swvl-powered optimized mass-mobility solutions via TaaS and SaaS offerings 20Swvl’s operating system; an integrated, customer-centric ecosystem enabled by commute-specic pr fi oducts Swvl operating system Work Swvl's operating model enables it to continuously utilize vehicles by Fulfilled by Powered by pooling demand across different use cases and seasonality, thus Mall signicfi antly improving the assets' ROI, reducing the cost structure, and enhancing the margin opportunity SaaS & Retail TaaS Travel travel Fulfilled by Customer Retail: users book seats on vehicles available exclusively to the platform to commute within a given city Travel: users book and go on long distance trips either on buses School travel available exclusively to the platform or on buses marketed through Swvl Powered by Weekend Getaway SaaS/TaaS: enables corporates, schools and transit agencies to provide Swvl-powered optimized mass-mobility solutions via TaaS and SaaS offerings 20

Swvl’s growth cycle is at the foundation of its operating system Lower cost structure NETWORK EFFECTS OF THE PLATFORM Adding more drivers and vehicles to the platform enables Better selection more route creation Lower average fare per trip Creating more routes and having more drivers enables cross- Shorter walk to Denser dispatch and a reduction in cost per KM while increasing the station distance network aggregate earnings per driver More routes lead to a denser network which reduces walk to station distance More drivers and vehicles Lower cost and better walk to station significantly improve Deep data driven Better customer experience and willingness to pay insights Customer experience Better customer experience drives more traffic and more users on the platform More rides per customer 21

Swvl's impact in revolutionizing mass transit 2017-2021 ~430% 10 Cities 53mm ‘17A - ‘20A gross in 6 countries bookings to date (1) revenue CAGR ~1.6mm ~17k 52% riders have commuted drivers generated of Swvl’s student customer on Swvl to date income from Swvl base are female 1. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. CAGR represents 2017A - 2020A gross revenue. 22Swvl's impact in revolutionizing mass transit 2017-2021 ~430% 10 Cities 53mm ‘17A - ‘20A gross in 6 countries bookings to date (1) revenue CAGR ~1.6mm ~17k 52% riders have commuted drivers generated of Swvl’s student customer on Swvl to date income from Swvl base are female 1. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. CAGR represents 2017A - 2020A gross revenue. 22

An established data infrastructure, growth cycle and business offering that creates a robust cost barrier for competitors Strong competitive moat with increased profitability Gross Revenue Per User Driver Earnings Customer Price 23% ~2x 40% Of inter-city users use two categories over Drivers who end up working on dier ff ent Ability to charge customers up to as much their lifecycle, significantly increasing Swvl business segments expect to see up as 40% less than a competitor given the gross revenue and lifetime value to ~2x increase in their earnings enhanced supply economics of Swvl 23 Note: Analysis based on Swvl internal data. Reect fl s Cairo data.An established data infrastructure, growth cycle and business offering that creates a robust cost barrier for competitors Strong competitive moat with increased profitability Gross Revenue Per User Driver Earnings Customer Price 23% ~2x 40% Of inter-city users use two categories over Drivers who end up working on dier ff ent Ability to charge customers up to as much their lifecycle, significantly increasing Swvl business segments expect to see up as 40% less than a competitor given the gross revenue and lifetime value to ~2x increase in their earnings enhanced supply economics of Swvl 23 Note: Analysis based on Swvl internal data. Reect fl s Cairo data.

Introduction to Swvl’s journey that is backed by a history of rapid and increasingly efficient expansions ● Crossed 40,000 bookings/day ● ~$29mm gross revenue (~166x (1) ● growth in 2 years) Ranked #16 in Forbes Top 100 ● Launches in Saudi Arabia via Startups in the Middle East ● Reached 1,000 active buses on corporate offerings ● network Crossed 20,000 bookings/day 2017 2018 2019 2020 2021 ● ● ● Cairo launch Nairobi launch 66pp gross margin improvement between (1) beginning of 2019 to end of 2020 ● ● Alexandria launch Lahore, Karachi & ● Islamabad launches 10,000+ drivers across 8 cities ● Launches in UAE and Jordan via corporate offerings ● 100+ TaaS clients reached Increasingly efficient expansion in new cities 21 months 4 months to hit 500k bookings in first city to hit 500k bookings in recent city (Cairo) (Karachi) 1. Gross revenues and gross margins are non-IFRS measures. Gross Revenue represents Revenue before impact of promos, refunds, and waivers. Gross margin represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses 24 and deductions, and tolls and nes. Net mar fi gins reect gr fl oss prot / loss, as r fi ecorded in the Company’s nancial stat fi ements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and nes. fiIntroduction to Swvl’s journey that is backed by a history of rapid and increasingly efficient expansions ● Crossed 40,000 bookings/day ● ~$29mm gross revenue (~166x (1) ● growth in 2 years) Ranked #16 in Forbes Top 100 ● Launches in Saudi Arabia via Startups in the Middle East ● Reached 1,000 active buses on corporate offerings ● network Crossed 20,000 bookings/day 2017 2018 2019 2020 2021 ● ● ● Cairo launch Nairobi launch 66pp gross margin improvement between (1) beginning of 2019 to end of 2020 ● ● Alexandria launch Lahore, Karachi & ● Islamabad launches 10,000+ drivers across 8 cities ● Launches in UAE and Jordan via corporate offerings ● 100+ TaaS clients reached Increasingly efficient expansion in new cities 21 months 4 months to hit 500k bookings in first city to hit 500k bookings in recent city (Cairo) (Karachi) 1. Gross revenues and gross margins are non-IFRS measures. Gross Revenue represents Revenue before impact of promos, refunds, and waivers. Gross margin represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses 24 and deductions, and tolls and nes. Net mar fi gins reect gr fl oss prot / loss, as r fi ecorded in the Company’s nancial stat fi ements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and nes. fi

Explosive growth since inception... Pre COVID-19 exit Post COVID-19 recovery US$ 79 Annualized gross revenue, ($ million) ~ 7x US$ 51 US$ 49 US$ 18 ~ 16x US$ 8 US$0.5 US$ US$ 0 .9 1 US$ 1 Oct-17 Apr-18 Oct-18 Apr-19 Oct-19 Feb-20 Dec-21 (E) Bookings, (‘000) 3,780 ~6x 2,855 2,689 1,107 ~25x 449 48 18 Oct-17 Apr-18 Oct-18 Apr-19 Oct-19 Feb-20 Dec-21 (E) Note: Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 25Explosive growth since inception... Pre COVID-19 exit Post COVID-19 recovery US$ 79 Annualized gross revenue, ($ million) ~ 7x US$ 51 US$ 49 US$ 18 ~ 16x US$ 8 US$0.5 US$ US$ 0 .9 1 US$ 1 Oct-17 Apr-18 Oct-18 Apr-19 Oct-19 Feb-20 Dec-21 (E) Bookings, (‘000) 3,780 ~6x 2,855 2,689 1,107 ~25x 449 48 18 Oct-17 Apr-18 Oct-18 Apr-19 Oct-19 Feb-20 Dec-21 (E) Note: Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 25

...coupled with consistently improving margins and a pathway to 30-40% gross margin ~73 p.p improvement in gross margin to reach 20% profitability currently; path to achieve +40% gross margin through supply focused interventions (e.g., bidding, dynamic routing) Margins, (%) 28% 20% 20% 20% 20% 18% 17% 14% 10% 6% 5% 5% 4% 2% 8% 1% 1% ( ) 0% 0% 5% (3%) 3% 0% (10%) (4%) (5%) (6%) (6%) (8%) (8%) (17%) (21%) (21%) (15%) (16%) (24%) (35%) (43%) (46%) (53%) (50%) (51%) (51%) (51%) (64%) (65%) (72%) (72%) (73%) (77%) 112 p.p. improvement in net margins, bringing Swvl to breakeven net margin (+/- 10%); Levels are expected to be sustained and improved as revenue scales-up (city-wise) through improved supply efficiency, better pricing and optimized growth management (88%) Growth in net margins is expected to be sustained until revenues are large enough to allow full OPEX coverage At that point Swvl is expected to enhance net margins further to achieve Adjusted EBITDA profitability (city-wise) (120%) (1 20 20 19-2%) 2019-2 2019-3 2019-4 2019-5 2019-6 2019-7 2019-8 2019-9 2019-10 2019-11 2019-12 2020-1 2020-2 2020-3 2020-4 2020-5 2020-6 2020-7 2020-8 2020-9 2020-10 2020-11 2020-12 2021-1 2021-2 2021-3 Gross margin % Net margin % 26 Note: Gross revenues and gross margins are non-IFRS measures. Gross Revenue represents Revenue before impact of promos, refunds, and waivers. Gross margin represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines. Net margins reflect gross prot / loss, as r fi ecorded in the Company’s nancial stat fi ements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards....coupled with consistently improving margins and a pathway to 30-40% gross margin ~73 p.p improvement in gross margin to reach 20% profitability currently; path to achieve +40% gross margin through supply focused interventions (e.g., bidding, dynamic routing) Margins, (%) 28% 20% 20% 20% 20% 18% 17% 14% 10% 6% 5% 5% 4% 2% 8% 1% 1% ( ) 0% 0% 5% (3%) 3% 0% (10%) (4%) (5%) (6%) (6%) (8%) (8%) (17%) (21%) (21%) (15%) (16%) (24%) (35%) (43%) (46%) (53%) (50%) (51%) (51%) (51%) (64%) (65%) (72%) (72%) (73%) (77%) 112 p.p. improvement in net margins, bringing Swvl to breakeven net margin (+/- 10%); Levels are expected to be sustained and improved as revenue scales-up (city-wise) through improved supply efficiency, better pricing and optimized growth management (88%) Growth in net margins is expected to be sustained until revenues are large enough to allow full OPEX coverage At that point Swvl is expected to enhance net margins further to achieve Adjusted EBITDA profitability (city-wise) (120%) (1 20 20 19-2%) 2019-2 2019-3 2019-4 2019-5 2019-6 2019-7 2019-8 2019-9 2019-10 2019-11 2019-12 2020-1 2020-2 2020-3 2020-4 2020-5 2020-6 2020-7 2020-8 2020-9 2020-10 2020-11 2020-12 2021-1 2021-2 2021-3 Gross margin % Net margin % 26 Note: Gross revenues and gross margins are non-IFRS measures. Gross Revenue represents Revenue before impact of promos, refunds, and waivers. Gross margin represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines. Net margins reflect gross prot / loss, as r fi ecorded in the Company’s nancial stat fi ements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards.

Swvl significantly improves supply efficiency and drivers’ earnings power Private Bus Driver Swvl Bus Driver Driver’s realized revenue, $ Inecient b ffi us usage Efficient bus usage ~US$760 US$ 760 2 trips/day 4-6 trips/day ~US$700 US$ 549 ~US$185 US$ 194 Under-utilized buses Adequately utilized buses 8 months/ 12 months/ Private Bus Driver Swvl Bus Driver @4 Trips per Day Swvl Bus Driver @6 Trips per Day year year 27 Note: Illustrative analysis based on March 2021 Cairo data. Applies average earnings of Cairo Swvl drivers completing four rides per day and six rides per day. Assumed revenue for Egyptian private bus drivers sourced from SalaryExplorer, Bus Driver Average Salary in Egypt 2021 . Data converted from EGP to USD based on an exchange rate of 0.0637x as of 7/26/2021.Swvl significantly improves supply efficiency and drivers’ earnings power Private Bus Driver Swvl Bus Driver Driver’s realized revenue, $ Inecient b ffi us usage Efficient bus usage ~US$760 US$ 760 2 trips/day 4-6 trips/day ~US$700 US$ 549 ~US$185 US$ 194 Under-utilized buses Adequately utilized buses 8 months/ 12 months/ Private Bus Driver Swvl Bus Driver @4 Trips per Day Swvl Bus Driver @6 Trips per Day year year 27 Note: Illustrative analysis based on March 2021 Cairo data. Applies average earnings of Cairo Swvl drivers completing four rides per day and six rides per day. Assumed revenue for Egyptian private bus drivers sourced from SalaryExplorer, Bus Driver Average Salary in Egypt 2021 . Data converted from EGP to USD based on an exchange rate of 0.0637x as of 7/26/2021.

Swvl outperforms peers across the globe, despite being the newest player Company Founded 2017 2012 2012 2011 2015 Stage Growth Growth/Mature Mature Mature Mature (1) Geographic Scope Global Global MENA, Indian sub-continent Global Single Country Diversified between consumers (inter and intra-city), Intra-city consumers and transit Intra-city consumer and Transit Customer Mix Intra-city consumer Inter-city consumer businesses, governments and agencies businesses transit agencies (2) (2) Daily Bookings High Medium to High Low Medium Medium Note: Compares Swvl to peers offering ‘shared mobility’ services. 28 1. Swvl 2025 vision. 2. Bookings data reect fl s bus segment only.

The Foundations 29The Foundations 29

Cutting-edge proprietary technology is the core of Swvl’s virtuous growth cycle and creates a superior competitive moat Lower cost structure Reliability and convenience technology focus areas Better selection Lower Shorter avg. Denser walk to fare per network station trip distance 1 Predict and identify latent demand Better More drivers and Customer 2 Create routes centered around demand clusters experience vehicles 3 Create Dynamic Routes More rides per customer Lower cost structure Better selection Value for money technology focus areas Lower Shorter walk Denser avg. to station network fare per distance Create cost efficient routes, schedules and plans 4 trip Better More Drivers and Customer Price supply via bidding and smart assignment 5 vehicles experience Price demand dynamically 6 More rides per customer 30Cutting-edge proprietary technology is the core of Swvl’s virtuous growth cycle and creates a superior competitive moat Lower cost structure Reliability and convenience technology focus areas Better selection Lower Shorter avg. Denser walk to fare per network station trip distance 1 Predict and identify latent demand Better More drivers and Customer 2 Create routes centered around demand clusters experience vehicles 3 Create Dynamic Routes More rides per customer Lower cost structure Better selection Value for money technology focus areas Lower Shorter walk Denser avg. to station network fare per distance Create cost efficient routes, schedules and plans 4 trip Better More Drivers and Customer Price supply via bidding and smart assignment 5 vehicles experience Price demand dynamically 6 More rides per customer 30

Predict and identify latent demand: 1 Predicting demand for facilitating better selection Map the City Swvl divides the city into equal areas (i.e., hexes) Capture Latent Demand and Optimize Existing Areas Hexes are the basic unit of analysis to build a network • Determines which hexes to place Swvl stations at and continues to assess: • Where to run new routes • Where to reactivate routes Predict and Identify Latent Demand • Where to add / remove capacity • Run regression analysis to identify major • Run machine learning (ML) algorithm to predict demand pairs network performance if a new station were to be added • Use tools (e.g., in-app search data, mobile data and social-media listening) to understand potential magnitude of users’ movement between hexes 31Predict and identify latent demand: 1 Predicting demand for facilitating better selection Map the City Swvl divides the city into equal areas (i.e., hexes) Capture Latent Demand and Optimize Existing Areas Hexes are the basic unit of analysis to build a network • Determines which hexes to place Swvl stations at and continues to assess: • Where to run new routes • Where to reactivate routes Predict and Identify Latent Demand • Where to add / remove capacity • Run regression analysis to identify major • Run machine learning (ML) algorithm to predict demand pairs network performance if a new station were to be added • Use tools (e.g., in-app search data, mobile data and social-media listening) to understand potential magnitude of users’ movement between hexes 31

Create routes centered around demand clusters: 2 Automated route creation with an objective to maximize demand conversion Create routes centered around Demand estimation Route creation demand clusters and deliver on the reliability promise ● A ML algorithm identifies key pockets of latent and existing demand for a given city ● A ML, self-evolving model, defines optimum routes to maximize demand capture, minimize network-wide cannibalization, minimize walk to station distance and define the right schedule time to deploy vehicles Backup vehicle assignment ● Network design Plan stitching/driver assignment An algorithm assembles sets of routes in coherent plans that maximize demand capture, vehicle owner earnings, vehicle utilization, and driver’s convenience (i.e., minimizes distance from home/garage to first and last station) ● An ambulance like fleet is placed across the network to minimize the impact of vehicle breakdowns/no- shows and maintain customer promise 32Create routes centered around demand clusters: 2 Automated route creation with an objective to maximize demand conversion Create routes centered around Demand estimation Route creation demand clusters and deliver on the reliability promise ● A ML algorithm identifies key pockets of latent and existing demand for a given city ● A ML, self-evolving model, defines optimum routes to maximize demand capture, minimize network-wide cannibalization, minimize walk to station distance and define the right schedule time to deploy vehicles Backup vehicle assignment ● Network design Plan stitching/driver assignment An algorithm assembles sets of routes in coherent plans that maximize demand capture, vehicle owner earnings, vehicle utilization, and driver’s convenience (i.e., minimizes distance from home/garage to first and last station) ● An ambulance like fleet is placed across the network to minimize the impact of vehicle breakdowns/no- shows and maintain customer promise 32

Create dynamic routes: 3 Dynamic routing improves user experience, providing greater convenience ● Dynamic Routing (DR) is a proprietary Evolution of a route dynamically computational technology developed by Swvl upon discovering a new rider ● Enables Swvl to adapt, real-time, to actual demand pockets, as vehicles move around the city ● Creates stations on the fly to maximize demand capture ● Identifies tolerable travel time budgets for riders and ensures no breach of the ETA promised to customers within the vehicle ● Finds the best route that optimizes for the walk to station distance and the travel time Converts to a real station if adding the stop will keep route within prior customer travel time and walk to station budgets 33Create dynamic routes: 3 Dynamic routing improves user experience, providing greater convenience ● Dynamic Routing (DR) is a proprietary Evolution of a route dynamically computational technology developed by Swvl upon discovering a new rider ● Enables Swvl to adapt, real-time, to actual demand pockets, as vehicles move around the city ● Creates stations on the fly to maximize demand capture ● Identifies tolerable travel time budgets for riders and ensures no breach of the ETA promised to customers within the vehicle ● Finds the best route that optimizes for the walk to station distance and the travel time Converts to a real station if adding the stop will keep route within prior customer travel time and walk to station budgets 33

Better selection ultimately expected to yield 3 faster protfi ability of routes (1) Number of searches on the platform that meet customer promise , (%) ~35% increase 35% 26% Jul-20 Mar-21 Time to profitability per route, (months) ~40% reduction 7 ~75% reduction 4 1 2019 2020 2021 34 Note: Data reect fl s Cairo Retail. 1. Customer promise is dened b fi y Swvl's thresholds for: walk to station, price per kilometer and travel time on a Swvl bus relative to a ride-hailing alternative. Reect fl s change from beginning of Jul'20 to end of Mar'21.Better selection ultimately expected to yield 3 faster protfi ability of routes (1) Number of searches on the platform that meet customer promise , (%) ~35% increase 35% 26% Jul-20 Mar-21 Time to profitability per route, (months) ~40% reduction 7 ~75% reduction 4 1 2019 2020 2021 34 Note: Data reect fl s Cairo Retail. 1. Customer promise is dened b fi y Swvl's thresholds for: walk to station, price per kilometer and travel time on a Swvl bus relative to a ride-hailing alternative. Reect fl s change from beginning of Jul'20 to end of Mar'21.

Dynamic routing reduces walk to station, 3 increasing conversion to bookings and thus, margins Average walk to station time in Cairo, (min) ~40% reduction 20 ~25% reduction 12 ~22% reduction 9 7 Feb-20 May-20 Sept-20 Apr-21 35 Note: Reflects Cairo only. A combination of factors contribute to a compounded reduction in walk to station times: increased efficiency in station placement, station allocation and dynamic routing. Dynamic routing introduced in early 2021, driving further reductions in walk to station minutes.Dynamic routing reduces walk to station, 3 increasing conversion to bookings and thus, margins Average walk to station time in Cairo, (min) ~40% reduction 20 ~25% reduction 12 ~22% reduction 9 7 Feb-20 May-20 Sept-20 Apr-21 35 Note: Reflects Cairo only. A combination of factors contribute to a compounded reduction in walk to station times: increased efficiency in station placement, station allocation and dynamic routing. Dynamic routing introduced in early 2021, driving further reductions in walk to station minutes.

Create cost ecient pl ffi ans and schedules: 4 Providing a more aor ff dable customer ride starts with minimizing the cost per KM incurred while enhancing vehicle ROI 1 4 2 2 3 ● Machine learning (ML) algorithm “stitches” 1 multiple routes into a plan 4 ● A plan optimizes for driver convenience and earnings by maximizing the driven monetized KMs via a system of 2-6 rides per plan with a combination of retail, travel and TaaS rides 1 ● The algorithm helps ensure that the end point of 2 3 every ride is conveniently close to the starting point of the subsequent ride 3 ● The model helps ensure maximum vehicle RoI and maximum customer demand capture for 4 every vehicle Plan stitching tool creates thousands of plans per week while continuously decreasing cost per KM and increasing vehicle ROI 36

Price supply via bidding and smart assignment system: 5 Once a plan is created, supply is priced via bidding and plans are assigned via smart assignment system, minimizing overall costs (~12% savings) Smart assignment technology dynamically prices supply via bidding Bidding Portal Swvl optimizes the and cross-dispatching vehicles across different business segments driver experience ● At the beginning of the week, drivers bid on plans based on Accepted View Rejected View Jeddah - Sedan Drivers influence when scheduling and location preferences Jeddah - Sedan Home Work Jeddah - Sedan Home Work and where they drive Car ● 07:00 am 6:00 pm A recommendation engine matches routes with driver based on Get transparent earnings Sedan driver’s preference and overall cost Expected payouts per ● High performers rewarded with more convenient route plans ride available on portal 70 SAR 70 SAR 80 SAR 80 SAR 80 SAR 80 SAR Cross-dispatch contributes to increased rides/driver/month and leads to higher driver’s … and contributes to lowers cost per km, leading to higher Swvl margins earnings and hence, retention… 145 145 145 160 ~19% Reduction US$ 0.026 2x Increase 120 US$ 0.021 US$ 871 80 US$ 438 40 11 11 0 Jun'20 Apr'21 Jun'20 Mar'21 # of cross-dispatched drivers Earnings / driver Cost/KM 37 Note: Data reflects Cairo Retail. Price supply via bidding and smart assignment system: 5 Once a plan is created, supply is priced via bidding and plans are assigned via smart assignment system, minimizing overall costs (~12% savings) Smart assignment technology dynamically prices supply via bidding Bidding Portal Swvl optimizes the and cross-dispatching vehicles across different business segments driver experience ● At the beginning of the week, drivers bid on plans based on Accepted View Rejected View Jeddah - Sedan Drivers influence when scheduling and location preferences Jeddah - Sedan Home Work Jeddah - Sedan Home Work and where they drive Car ● 07:00 am 6:00 pm A recommendation engine matches routes with driver based on Get transparent earnings Sedan driver’s preference and overall cost Expected payouts per ● High performers rewarded with more convenient route plans ride available on portal 70 SAR 70 SAR 80 SAR 80 SAR 80 SAR 80 SAR Cross-dispatch contributes to increased rides/driver/month and leads to higher driver’s … and contributes to lowers cost per km, leading to higher Swvl margins earnings and hence, retention… 145 145 145 160 ~19% Reduction US$ 0.026 2x Increase 120 US$ 0.021 US$ 871 80 US$ 438 40 11 11 0 Jun'20 Apr'21 Jun'20 Mar'21 # of cross-dispatched drivers Earnings / driver Cost/KM 37 Note: Data reflects Cairo Retail.

Technology allows +85% drivers retention, 5 while decreasing cost per KM and increasing vehicle ROI By increasing rides per vehicle by ~40% Technology allows +85% vehicle retention Weekly rides/vehicle 14.3 13.9 13.7 13.2 (1) 13.0 12.8 30-day rolling retention 12.5 12.2 12.2 12.0 11.9 11.9 11.9 11.0 10.6 10.5 10.3 88.4% 88.2% 85.8% 85.6% 85.2% ~40% 8.5 8.2 Increase 8.0 2020-26 2020-28 2020-30 2020-32 2020-34 2020-36 2020-38 2020-40 2020-42 2020-44 Hence increasing vehicle earnings by ~20% ($ USD) Weekly earnings per vehicle 271 ~20% Increase 252 252 251 248 248 243 232 227 225 217 216 212 211 210 198 198 192 Key highlights 183 • While continuously reducing cost per KM using our technology, vehicle earnings have seen a significant increase: • Significant increase of rides/vehicle by ~40% • Translating into a ~20% increase in a vehicle’s gross earnings 38 Note: Data reect fl s Cairo Retail. 1. Data excluded from Apr'20 to Jun'20. Reflects months where governments imposed Covid-19 lockdowns, causing Swvl to only run routes to hospitals via charters / regular buses to support the healthcare staff. Given utilization levels were higher than regular levels (~98%), Swvl chose to exclude the data in those months. 01-01-2019 21-01-2019 07-02-2019 24-02-2019 13-03-2019 30-03-2019 16-04-2019 03-05-2019 20-05-2019 06-06-2019 23-06-2019 10-07-2019 27-07-2019 13-08-2019 30-08-2019 16-09-2019 03-10-2019 20-10-2019 06-11-2019 23-11-2019 10-12-2019 27-12-2019 13-01-2020 30-01-2020 16-02-2020 04-03-2020 21-03-2020 07-07-2020 24-07-2020 10-08-2020 27-08-2020 13-09-2020 30-09-2020 17-10-2020 03-11-2020 20-11-2020 07-12-2020 24-12-2020 10-01-2020 27-01-2021 13-02-2021 02-03-2021 19-03-2021 05-04-2021 2020-27 2020-28 2020-29 2020-30 2020-31 2020-32 2020-33 2020-34 2020-35 2020-36 2020-37 2020-38 2020-39 2020-40 2020-41 2020-42 2020-43 2020-44 2020-45Technology allows +85% drivers retention, 5 while decreasing cost per KM and increasing vehicle ROI By increasing rides per vehicle by ~40% Technology allows +85% vehicle retention Weekly rides/vehicle 14.3 13.9 13.7 13.2 (1) 13.0 12.8 30-day rolling retention 12.5 12.2 12.2 12.0 11.9 11.9 11.9 11.0 10.6 10.5 10.3 88.4% 88.2% 85.8% 85.6% 85.2% ~40% 8.5 8.2 Increase 8.0 2020-26 2020-28 2020-30 2020-32 2020-34 2020-36 2020-38 2020-40 2020-42 2020-44 Hence increasing vehicle earnings by ~20% ($ USD) Weekly earnings per vehicle 271 ~20% Increase 252 252 251 248 248 243 232 227 225 217 216 212 211 210 198 198 192 Key highlights 183 • While continuously reducing cost per KM using our technology, vehicle earnings have seen a significant increase: • Significant increase of rides/vehicle by ~40% • Translating into a ~20% increase in a vehicle’s gross earnings 38 Note: Data reect fl s Cairo Retail. 1. Data excluded from Apr'20 to Jun'20. Reflects months where governments imposed Covid-19 lockdowns, causing Swvl to only run routes to hospitals via charters / regular buses to support the healthcare staff. Given utilization levels were higher than regular levels (~98%), Swvl chose to exclude the data in those months. 01-01-2019 21-01-2019 07-02-2019 24-02-2019 13-03-2019 30-03-2019 16-04-2019 03-05-2019 20-05-2019 06-06-2019 23-06-2019 10-07-2019 27-07-2019 13-08-2019 30-08-2019 16-09-2019 03-10-2019 20-10-2019 06-11-2019 23-11-2019 10-12-2019 27-12-2019 13-01-2020 30-01-2020 16-02-2020 04-03-2020 21-03-2020 07-07-2020 24-07-2020 10-08-2020 27-08-2020 13-09-2020 30-09-2020 17-10-2020 03-11-2020 20-11-2020 07-12-2020 24-12-2020 10-01-2020 27-01-2021 13-02-2021 02-03-2021 19-03-2021 05-04-2021 2020-27 2020-28 2020-29 2020-30 2020-31 2020-32 2020-33 2020-34 2020-35 2020-36 2020-37 2020-38 2020-39 2020-40 2020-41 2020-42 2020-43 2020-44 2020-45

Price demand dynamically: 6 Demand is priced dynamically to give riders the optimal price at the right time based on real-time data Dynamic user level pricing Engine predicts user reaction to pricing based on: ● A ML model is continuously running to maximize Route-level retention Active Demand Current Utilization Demographics revenue per vehicle ● The system dynamically utilizes a wide range of Peak Demand Scenario Off-Peak Demand Scenario positive and negative adjustments to the core pricing ● The model uses data such as expected vehicle ➡ High Utilization ⇧ Utilization Higher Low Low = = x x utilization at the time of ride, user convenience (walk Demand Price Demand Price ⇧ Revenue ⇧ Revenue to station distance), user churn probability and many more variables to define the optimal price point Avg. Rask ↑ to ~33% vs. Fixed Pricing Improvement in gross revenue/seat and utilization vs fixed pricing, (% per week) Avg. Utilization ↑ to ~16% vs. Fixed Pricing Utilization 47% RASK (Gross revenue per available seat kilometer) 36% 33% 29% 27% 23% 23% 17% 16% 15% 15% 14% Week of 11% 10% 9% 9% 9% 9% 9% 8% 8% 8% dynamic 7% 6% 2% pricing pilot -2% (2%) 1 2 3 4 5 6 7 8 9 10 11 12 13 39 Note: Reect fl s data from 13-week pilot conducted for Cairo Retail at the end of 2020.Price demand dynamically: 6 Demand is priced dynamically to give riders the optimal price at the right time based on real-time data Dynamic user level pricing Engine predicts user reaction to pricing based on: ● A ML model is continuously running to maximize Route-level retention Active Demand Current Utilization Demographics revenue per vehicle ● The system dynamically utilizes a wide range of Peak Demand Scenario Off-Peak Demand Scenario positive and negative adjustments to the core pricing ● The model uses data such as expected vehicle ➡ High Utilization ⇧ Utilization Higher Low Low = = x x utilization at the time of ride, user convenience (walk Demand Price Demand Price ⇧ Revenue ⇧ Revenue to station distance), user churn probability and many more variables to define the optimal price point Avg. Rask ↑ to ~33% vs. Fixed Pricing Improvement in gross revenue/seat and utilization vs fixed pricing, (% per week) Avg. Utilization ↑ to ~16% vs. Fixed Pricing Utilization 47% RASK (Gross revenue per available seat kilometer) 36% 33% 29% 27% 23% 23% 17% 16% 15% 15% 14% Week of 11% 10% 9% 9% 9% 9% 9% 8% 8% 8% dynamic 7% 6% 2% pricing pilot -2% (2%) 1 2 3 4 5 6 7 8 9 10 11 12 13 39 Note: Reect fl s data from 13-week pilot conducted for Cairo Retail at the end of 2020.

Price demand dynamically: 6 50% increase in revenue/user & accelerated growth to hit $13/month with 60% annual gross revenue retention 2019 cohorts took 12 months to reach $13 per month of gross revenue per user Activation Consumer business Month 1 Month 2 Month 3 Month 4 Month 5 Month 6 Month 7 Month 8 Month 9 Month 10 Month 11 Month 12 Month US$ 15 Jan 2019 $4.1 $7.8 $9.5 $9.1 $8.9 $8.6 $13.0 $10.7 $13.1 $13.7 $11.2 $13.4 Feb 2019 $3.6 $8.5 $9.3 $9.3 $8.2 $12.4 $10.9 $13.3 $14.1 $11.8 $13.5 $11.8 US$ 13 US$ 12 US$ 12 US$ 11 US$ 11 US$ 11 US$ 11 US$ 10 2020 cohorts take just 2 months to cross $13 per month of gross revenue per user US$ 10 US$ 10 US$ 10 US$ 9 Activation US$ 9 US$ 8 Month 1 Month 2 Month 3 Month 4 Month 5 Month 6 Month 7 Month 8 US$ 8 Month US$ 8 US$ 8 Aug 2020 $6.0 $12.0 $12.7 $13.9 $13.0 $12.1 $11.1 $11.7 Sep 2020 $5.5 $13.8 $16.8 $20.1 $12.1 $9.9 $11.0 Oct 2020 $6.2 $16.3 $22.8 $11.3 $10.1 $12.0 Nov 2020 $6.5 $18.0 $12.1 $9.9 $11.9 Dec 2020 $9.4 $13.7 $11.7 $12.6 Jan 2021 $7.5 $15.5 $21.3 Feb 2021 $7.9 $23.0 Gross revenue per user 60% + gross revenue retention after 12 months of activation Activation Month 1 Month 2 Month 3 Month 4 Month 5 Month 6 Month 7 Month 8 Month 9 Month 10 Month 11 Month 12 Month Jan 2019 100% 81% 82% 70% 60% 53% 84% 65% 81% 81% 61% 67% Feb 2019 100% 94% 83% 66% 54% 84% 67% 85% 90% 68% 70% 61% 40 Note: Data excluded from Apr'20 to Jun'20. Reflects months where governments imposed Covid-19 lockdowns, causing Swvl to only run routes to hospitals via charters / regular buses to support the healthcare staff. Given utilization levels were higher than regular levels (~98%), Swvl chose to exclude the data in those months. 2019-1 2019-2 2019-3 2019-4 2019-5 2019-6 2019-7 2019-8 2019-9 2019-10 2019-11 2019-12 2020-1 2020-2 2020-3 2020-7 2020-8 2020-9 2020-10 2020-11 2020-12 2021-1 2021-2 2021-3Price demand dynamically: 6 50% increase in revenue/user & accelerated growth to hit $13/month with 60% annual gross revenue retention 2019 cohorts took 12 months to reach $13 per month of gross revenue per user Activation Consumer business Month 1 Month 2 Month 3 Month 4 Month 5 Month 6 Month 7 Month 8 Month 9 Month 10 Month 11 Month 12 Month US$ 15 Jan 2019 $4.1 $7.8 $9.5 $9.1 $8.9 $8.6 $13.0 $10.7 $13.1 $13.7 $11.2 $13.4 Feb 2019 $3.6 $8.5 $9.3 $9.3 $8.2 $12.4 $10.9 $13.3 $14.1 $11.8 $13.5 $11.8 US$ 13 US$ 12 US$ 12 US$ 11 US$ 11 US$ 11 US$ 11 US$ 10 2020 cohorts take just 2 months to cross $13 per month of gross revenue per user US$ 10 US$ 10 US$ 10 US$ 9 Activation US$ 9 US$ 8 Month 1 Month 2 Month 3 Month 4 Month 5 Month 6 Month 7 Month 8 US$ 8 Month US$ 8 US$ 8 Aug 2020 $6.0 $12.0 $12.7 $13.9 $13.0 $12.1 $11.1 $11.7 Sep 2020 $5.5 $13.8 $16.8 $20.1 $12.1 $9.9 $11.0 Oct 2020 $6.2 $16.3 $22.8 $11.3 $10.1 $12.0 Nov 2020 $6.5 $18.0 $12.1 $9.9 $11.9 Dec 2020 $9.4 $13.7 $11.7 $12.6 Jan 2021 $7.5 $15.5 $21.3 Feb 2021 $7.9 $23.0 Gross revenue per user 60% + gross revenue retention after 12 months of activation Activation Month 1 Month 2 Month 3 Month 4 Month 5 Month 6 Month 7 Month 8 Month 9 Month 10 Month 11 Month 12 Month Jan 2019 100% 81% 82% 70% 60% 53% 84% 65% 81% 81% 61% 67% Feb 2019 100% 94% 83% 66% 54% 84% 67% 85% 90% 68% 70% 61% 40 Note: Data excluded from Apr'20 to Jun'20. Reflects months where governments imposed Covid-19 lockdowns, causing Swvl to only run routes to hospitals via charters / regular buses to support the healthcare staff. Given utilization levels were higher than regular levels (~98%), Swvl chose to exclude the data in those months. 2019-1 2019-2 2019-3 2019-4 2019-5 2019-6 2019-7 2019-8 2019-9 2019-10 2019-11 2019-12 2020-1 2020-2 2020-3 2020-7 2020-8 2020-9 2020-10 2020-11 2020-12 2021-1 2021-2 2021-3

Swvl consumer proprietary-tech was packaged into a suite of SaaS/TaaS enterprise product dedicated to corporates, schools and transit agencies A new SaaS product SaaS product oer ff ings Transit agencies and Tiered suite of services oer ff ed to businesses municipalities and corporate institutions who own their eet fl Tier 1 - Basic No additional R&D capital Experience & Data Collection required Tier 2 - Advanced Analytics Inclusive of Tier 1 Branding Tier 3 - Premium Fleet Management Decoupled TaaS Elements Triggers & Alerts Inclusive of Tier 1 & 2 Network Optimization Budgeting & Forecasting Payment Facilitation Real Time P&L Tracking Integrated Network Platform Growth & Pricing Consultative Services Cost-plus pricing MBRs/QBRs enhances margins Dynamic Routing Optimization Software and Pricing Initial one-time fee and recurring Algorithms subscription model for services Baseline service fee Monthly fee per vehicle on the Managed Services network Per-mile additional fee Customer Service TaaS enterprise product achieved exponential growth (4X in gross revenue per client), with a net dollar retention (~115%) only achieved by the top-quintile TaaS products 41Swvl consumer proprietary-tech was packaged into a suite of SaaS/TaaS enterprise product dedicated to corporates, schools and transit agencies A new SaaS product SaaS product oer ff ings Transit agencies and Tiered suite of services oer ff ed to businesses municipalities and corporate institutions who own their eet fl Tier 1 - Basic No additional R&D capital Experience & Data Collection required Tier 2 - Advanced Analytics Inclusive of Tier 1 Branding Tier 3 - Premium Fleet Management Decoupled TaaS Elements Triggers & Alerts Inclusive of Tier 1 & 2 Network Optimization Budgeting & Forecasting Payment Facilitation Real Time P&L Tracking Integrated Network Platform Growth & Pricing Consultative Services Cost-plus pricing MBRs/QBRs enhances margins Dynamic Routing Optimization Software and Pricing Initial one-time fee and recurring Algorithms subscription model for services Baseline service fee Monthly fee per vehicle on the Managed Services network Per-mile additional fee Customer Service TaaS enterprise product achieved exponential growth (4X in gross revenue per client), with a net dollar retention (~115%) only achieved by the top-quintile TaaS products 41

SaaS/TaaS enterprise product achieved exponential growth (~4x in gross revenue per client) with a net dollar retention (~115%) only achieved by the top-quintile SaaS/TaaS products Net dollar retention Activation Jun-2020 Jul-2020 Aug-2020 Sep-2020 Oct-2020 Nov-2020 Dec-2020 Jan-2021 Feb-2021 Mar-2021 Transportation as a service month Net dollar 100% 95% 105% 119% 121% 125% 122% 107% 111% 115% retention US$ 6,314 ~4x US$ 5,947 Swvl has managed to maintain a healthy net dollar retention rate of 115%+ showing its capability to grow revenue over time with the existing pool of clients by expanding its operations with them, hence exhibiting strong forward looking US$ 4,838 US$ 4,653 growth potential with rising volumes month on month US$ 4,540 US$ 4,408 US$ 4,156 US$ 4,080 US$ 3,778 US$ 3,554 US$ 3,232 US$ 3,205 US$ 2,987 US$ 2,627 US$ 2,474 US$ 2,465 US$ 2,225 US$ 2,136 US$ 1,581 Revenue per client 42 Note: Data excluded from Mar’20 to May'20. Reflects months where governments imposed Covid-19 lockdowns, causing Swvl to only run routes to hospitals via charters / regular buses to support the healthcare staff. 03-2019 04-2019 05-2019 06-2019 07-2019 08-2019 09-2019 10-2019 11-2019 12-2019 01-2020 02-2020 06-2020 07-2020 08-2020 09-2020 10-2020 11-2020 12-2020 01-2021 02-2021 03-2021 04-2021SaaS/TaaS enterprise product achieved exponential growth (~4x in gross revenue per client) with a net dollar retention (~115%) only achieved by the top-quintile SaaS/TaaS products Net dollar retention Activation Jun-2020 Jul-2020 Aug-2020 Sep-2020 Oct-2020 Nov-2020 Dec-2020 Jan-2021 Feb-2021 Mar-2021 Transportation as a service month Net dollar 100% 95% 105% 119% 121% 125% 122% 107% 111% 115% retention US$ 6,314 ~4x US$ 5,947 Swvl has managed to maintain a healthy net dollar retention rate of 115%+ showing its capability to grow revenue over time with the existing pool of clients by expanding its operations with them, hence exhibiting strong forward looking US$ 4,838 US$ 4,653 growth potential with rising volumes month on month US$ 4,540 US$ 4,408 US$ 4,156 US$ 4,080 US$ 3,778 US$ 3,554 US$ 3,232 US$ 3,205 US$ 2,987 US$ 2,627 US$ 2,474 US$ 2,465 US$ 2,225 US$ 2,136 US$ 1,581 Revenue per client 42 Note: Data excluded from Mar’20 to May'20. Reflects months where governments imposed Covid-19 lockdowns, causing Swvl to only run routes to hospitals via charters / regular buses to support the healthcare staff. 03-2019 04-2019 05-2019 06-2019 07-2019 08-2019 09-2019 10-2019 11-2019 12-2019 01-2020 02-2020 06-2020 07-2020 08-2020 09-2020 10-2020 11-2020 12-2020 01-2021 02-2021 03-2021 04-2021

The Vision 43 43The Vision 43 43

Swvl aims to accelerate the build-up of a global non-displaceable technology revolutionizing mass transit 2025 goals ~$1bn+ 20 ~30%-40% (1) (1) Annual gross revenue Countries Gross margin 5 continents ~50% ~50% ~15% MENA, South America, North Consumer SaaS+TaaS Adjusted EBITDA margin America, Europe & Asia 1. Gross revenues and gross margins are non-IFRS measures. Gross Revenue represents Revenue before impact of promos, refunds, and waivers. Gross margin represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses 44 and deductions, and tolls and nes. Net mar fi gins reect gr fl oss profit / loss, as recorded in the Company’s nancial stat fi ements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and nes. fiSwvl aims to accelerate the build-up of a global non-displaceable technology revolutionizing mass transit 2025 goals ~$1bn+ 20 ~30%-40% (1) (1) Annual gross revenue Countries Gross margin 5 continents ~50% ~50% ~15% MENA, South America, North Consumer SaaS+TaaS Adjusted EBITDA margin America, Europe & Asia 1. Gross revenues and gross margins are non-IFRS measures. Gross Revenue represents Revenue before impact of promos, refunds, and waivers. Gross margin represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses 44 and deductions, and tolls and nes. Net mar fi gins reect gr fl oss profit / loss, as recorded in the Company’s nancial stat fi ements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and nes. fi

Unlocking accelerated top-line expansion by building on our exponential growth history (1) Annual gross revenue , $ million ~28x growth over the next five years 1,304 814 Similar business activity to 2019, despite three months of complete 403 lockdown and recovery throughout the remainder of the year 141 ~270x growth over five years 47 29 26 0.2 4 0 2017 A 2018 A 2019 A 2020 A 2021 E 2022 E 2023 E 2024 E 2025 E Actual Projected 1. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 45

Roadmap to a gross margin potential beyond 40% without further increase in customer pricing Unit economics in Cairo Retail, $ 40% Gross margin forecasts for Consumer segment Profitability zone – RASK > CASK US$ 0.03 US$ US$  0 0. .0 028 28 US$ US$  0 0. .0 029 29 41% US$ US$  0 0. .0 027 27 US$ US$  0 0. .0 027 27 US$ US$  0 0. .0 025 25 US$ US$  0 0. .0 025 25 US$ US$  0 0. .0 025 25 US$ 0.03 US$ US$  0 0. .0 025 25 US$ US$  0 0. .0 02 24 4 17% US$ US$  0 0. .0 02 24 4 US$ US$  0 0. .0 02 24 4 US$ US$  0 0. .0 02 23 3 US$ US$  0 0. .0 02 23 3 US$ US$  0 0. .0 02 23 3 US$ US$  0 0. .0 02 21 1 Mar 2021 Dec 2021 US$ 0.02 US$ 0.029 US$ 0.027 US$ 0.025 US$ 0.025 US$ 0.025 US$ 0.024 US$ 0.023 US$ 0.021 Potential future margins US$ 0.02 • CASK reduction of 12% through bidding, high ride plans, cross- dispatch US$ US$  0 0. .0 01 13 3 • Utilization improvement of 19% through dynamic pricing, cross- US$ 0.01 2019-02 2019-05 2019-08 2019-11 2020-02 2020-08 2020-11 2021-03 dispatch, dynamic routing RASK - Gross revenue per available seat kilometer • No increase needed in average ticket fare (ATF) to achieve CASK RASK CASK - Cost per available seat kilometer desired margins 46 Note: Margin forecasts per management expectations. Gross margin is a non-IFRS measure and represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines.Roadmap to a gross margin potential beyond 40% without further increase in customer pricing Unit economics in Cairo Retail, $ 40% Gross margin forecasts for Consumer segment Profitability zone – RASK > CASK US$ 0.03 US$ US$ 0 0. .0 028 28 US$ US$ 0 0. .0 029 29 41% US$ US$ 0 0. .0 027 27 US$ US$ 0 0. .0 027 27 US$ US$ 0 0. .0 025 25 US$ US$ 0 0. .0 025 25 US$ US$ 0 0. .0 025 25 US$ 0.03 US$ US$ 0 0. .0 025 25 US$ US$ 0 0. .0 02 24 4 17% US$ US$ 0 0. .0 02 24 4 US$ US$ 0 0. .0 02 24 4 US$ US$ 0 0. .0 02 23 3 US$ US$ 0 0. .0 02 23 3 US$ US$ 0 0. .0 02 23 3 US$ US$ 0 0. .0 02 21 1 Mar 2021 Dec 2021 US$ 0.02 US$ 0.029 US$ 0.027 US$ 0.025 US$ 0.025 US$ 0.025 US$ 0.024 US$ 0.023 US$ 0.021 Potential future margins US$ 0.02 • CASK reduction of 12% through bidding, high ride plans, cross- dispatch US$ US$ 0 0. .0 01 13 3 • Utilization improvement of 19% through dynamic pricing, cross- US$ 0.01 2019-02 2019-05 2019-08 2019-11 2020-02 2020-08 2020-11 2021-03 dispatch, dynamic routing RASK - Gross revenue per available seat kilometer • No increase needed in average ticket fare (ATF) to achieve CASK RASK CASK - Cost per available seat kilometer desired margins 46 Note: Margin forecasts per management expectations. Gross margin is a non-IFRS measure and represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines.

Illustrative journey of mature markets to +40% gross margins: Cairo Retail Margins - Cairo Retail, % (10%) 12% (10%) 8% 41% 0 30% 20% 20% Current ATF CPS Utilization Steady-state Net-margin Steady-state EBITDA Steady-state GM improvements improvements improvements GM interventions NM interventions Adjusted EBITDA margins Stabilize ATF Reduce number Increase Reduce refunds Stabilize city’s to improve of back-up customer and promos as a OPEX (i.e., demand and vehicles and conversion and result of personnel, utilization introduction of retention by increased overhead) high-ride plans reducing WTS retention of ensuring it to improve through users, and becomes driver’s densifying routes reduction in WTS negligible in aggregate and schedules driven by relation to the earnings and while enhancing improved rapidly reduce CPS DR technology network expanding coverage revenues GM: Gross margins NM: Net margins ATF: Average ticket fare CPS: Cost per seat WTS: Walk to station 47 Note: Reect fl s illustrative path to steady state margins, per management expectations. Gross margin is a non-IFRS measure and represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines. Net margin reect fl s gross prot / loss, as r fi ecorded in the Company’s nancial stat fi ements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines.Illustrative journey of mature markets to +40% gross margins: Cairo Retail Margins - Cairo Retail, % (10%) 12% (10%) 8% 41% 0 30% 20% 20% Current ATF CPS Utilization Steady-state Net-margin Steady-state EBITDA Steady-state GM improvements improvements improvements GM interventions NM interventions Adjusted EBITDA margins Stabilize ATF Reduce number Increase Reduce refunds Stabilize city’s to improve of back-up customer and promos as a OPEX (i.e., demand and vehicles and conversion and result of personnel, utilization introduction of retention by increased overhead) high-ride plans reducing WTS retention of ensuring it to improve through users, and becomes driver’s densifying routes reduction in WTS negligible in aggregate and schedules driven by relation to the earnings and while enhancing improved rapidly reduce CPS DR technology network expanding coverage revenues GM: Gross margins NM: Net margins ATF: Average ticket fare CPS: Cost per seat WTS: Walk to station 47 Note: Reect fl s illustrative path to steady state margins, per management expectations. Gross margin is a non-IFRS measure and represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines. Net margin reect fl s gross prot / loss, as r fi ecorded in the Company’s nancial stat fi ements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines.

The Path Ahead 48The Path Ahead 48

Five principles guide Swvl’s approach to international expansion Reliable, convenient, safe and valuable global mass-mobility technology Balance organic, Adopt a rapid-fire Opt for breadth in the inorganic and serial Balance growth and Lead expansion iterative expansion early expansion stages innovation to capital stewardship through high-velocity, approach, focused on to build a dominant accelerate and sustain across the portfolio low-friction products scaling across similar global presence a healthy expansion socio-economic blocks rate 49Five principles guide Swvl’s approach to international expansion Reliable, convenient, safe and valuable global mass-mobility technology Balance organic, Adopt a rapid-fire Opt for breadth in the inorganic and serial Balance growth and Lead expansion iterative expansion early expansion stages innovation to capital stewardship through high-velocity, approach, focused on to build a dominant accelerate and sustain across the portfolio low-friction products scaling across similar global presence a healthy expansion socio-economic blocks rate 49

Guiding principles translate into a comprehensive expansion approach across all categories Existing portfolio consolidation in core geographies, creating the basis of a non- displaceable, pre-eminent emerging market mobility player US LATAM EU Full-portfolio expansion across LATAM, given the market opportunity and overall similarity (business climate, competitive landscape, socio-economic proximity) with core geographies APAC MENA SEA SaaS/TaaS led expansions across the advanced economies of Europe, the US, and APAC, given market needs (more advanced public transport, higher needs for system optimization vs. system creation) - expansion could occur directly or AFRICA through JVs, partnerships, etc. Full-portfolio expansion into the more challenging South East Asian (SEA) markets, complementing current portfolio and tapping into the high potential cities of the region Low High Ease of Entry 50 Note: APAC excludes China. Market Potential Low HighGuiding principles translate into a comprehensive expansion approach across all categories Existing portfolio consolidation in core geographies, creating the basis of a non- displaceable, pre-eminent emerging market mobility player US LATAM EU Full-portfolio expansion across LATAM, given the market opportunity and overall similarity (business climate, competitive landscape, socio-economic proximity) with core geographies APAC MENA SEA SaaS/TaaS led expansions across the advanced economies of Europe, the US, and APAC, given market needs (more advanced public transport, higher needs for system optimization vs. system creation) - expansion could occur directly or AFRICA through JVs, partnerships, etc. Full-portfolio expansion into the more challenging South East Asian (SEA) markets, complementing current portfolio and tapping into the high potential cities of the region Low High Ease of Entry 50 Note: APAC excludes China. Market Potential Low High

The approach translates into a well orchestrated geographic expansion roadmap 2021 2022 2023 Y KSA Y Philippines Brazil Mexico Bangladesh KSA Brazil Mexico Spain/Italy Poland Greece Philippines Jordan/UAE KSA Brazil Mexico Spain/Italy DE/UK/FR PH/MY/ Bangladesh US Indonesia 51 DE/UK/FR : Germany, United Kingdom, France PH/MY: Philippines, Malaysia Note: Illustrative timeline to reflect sequencing of market entry. Agility operates across all countries where Swvl is expected to expand.The approach translates into a well orchestrated geographic expansion roadmap 2021 2022 2023 Y KSA Y Philippines Brazil Mexico Bangladesh KSA Brazil Mexico Spain/Italy Poland Greece Philippines Jordan/UAE KSA Brazil Mexico Spain/Italy DE/UK/FR PH/MY/ Bangladesh US Indonesia 51 DE/UK/FR : Germany, United Kingdom, France PH/MY: Philippines, Malaysia Note: Illustrative timeline to reflect sequencing of market entry. Agility operates across all countries where Swvl is expected to expand.

Swvl will follow a tried and tested approach to accelerate portfolio expansion Country deep-dive, Brazil Standardized market-entry approach, Retail focused in a Brazilian city Target of 30-45 days from team hitting the ground to operations Registration and Market entry Acquire Growth Hire team Kick-start operations legal compliance analysis supply marketing ● ● ● ● ● ● Understand Understand socio- Define key process Determining Defining growth Roll-out launch campaign (incl. pertinent laws and economic and and talent needs sources of supply campaigns for PR, events, etc.) regulations behavioral makeup and acquisition target segments ● ● Identify and recruit Deploy and stress-test required channels ● ● ● Engage and align Understand similars talent Activate and launch technology ● regulators on value competitiveness Defining an growth campaigns ● ● Develop a hand- Define and pilot launch network proposition acquisition ● ● Define market- over plan between Measuring impact approach ● Complete hand-over between ● Secure licenses product fit and market launchers of campaigns market launchers and local-team ● detailing offering and hired local Acquiring and team onboarding supply 52

The Transaction 53The Transaction 53

Detailed transaction overview Illustrative Pro Forma Valuation ($ in mm, except per share amounts) Agreed Share Price $10.00 PIPE Investors 7% Pro Forma Shares Outstanding (mm) 153.8 GMBT Public Shareholders 22% Pro Forma Equity Value $1,538 Less: Projected Net Cash at Close (405) Pro Forma Enterprise Value $1,133 Implied Valuation Metrics (1) EV / 2023E gross revenue 2.8x Illustrative Sources & Uses Sources $ GMBT Founder Shares 6% GMBT Cash In Trust $345 Existing Swvl Shareholders 1,000 (2) Committed PIPE 100 Total Sources $1,445 Uses $ Cash to Balance Sheet $405 Existing Swvl Shareholders Existing Swvl Shareholders 1,000 65% Illustrative Fees and Expenses 40 Total Uses $1,445 Note: Excludes impact of out of money warrants and ESOPs. Assumes no redemptions from existing SPAC shareholders. Does not reflect impact of potential earn-out of an additional 15mm common shares to Swvl based on set share price targets. Pro Forma Enterprise Value not reflective of 54 estimated net debt of ~($10mm) - estimate based on preliminary financial results. 1. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 2. Inclusive of $35.5mm early funding commitments.Detailed transaction overview Illustrative Pro Forma Valuation ($ in mm, except per share amounts) Agreed Share Price $10.00 PIPE Investors 7% Pro Forma Shares Outstanding (mm) 153.8 GMBT Public Shareholders 22% Pro Forma Equity Value $1,538 Less: Projected Net Cash at Close (405) Pro Forma Enterprise Value $1,133 Implied Valuation Metrics (1) EV / 2023E gross revenue 2.8x Illustrative Sources & Uses Sources $ GMBT Founder Shares 6% GMBT Cash In Trust $345 Existing Swvl Shareholders 1,000 (2) Committed PIPE 100 Total Sources $1,445 Uses $ Cash to Balance Sheet $405 Existing Swvl Shareholders Existing Swvl Shareholders 1,000 65% Illustrative Fees and Expenses 40 Total Uses $1,445 Note: Excludes impact of out of money warrants and ESOPs. Assumes no redemptions from existing SPAC shareholders. Does not reflect impact of potential earn-out of an additional 15mm common shares to Swvl based on set share price targets. Pro Forma Enterprise Value not reflective of 54 estimated net debt of ~($10mm) - estimate based on preliminary financial results. 1. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 2. Inclusive of $35.5mm early funding commitments.

Use of proceeds catalyzes Swvl’s global expansion ● Capital raise will enable Swvl to fund its geographic expansion across all segments ● Rapid expansion plan to be in 20 countries by 2025 ● Capital investment primarily allocated to growth marketing, technology infrastructure and associated people costs, as well as bolstering TaaS / SaaS platform Capital Needs $ (mm) Middle East + Africa ~$160 Latin America ~50 Asia ~35 USA + Europe ~35 Expansion Capex (SaaS) ~20 Total Gross Capital Needs ~$300 Less: Excess Cash Flow from Ops ~(50) Net Burn ~$250 55 Note: Reect fl s capital needs over 2021-2023 projection period. [To be updated when model is finalized]Use of proceeds catalyzes Swvl’s global expansion ● Capital raise will enable Swvl to fund its geographic expansion across all segments ● Rapid expansion plan to be in 20 countries by 2025 ● Capital investment primarily allocated to growth marketing, technology infrastructure and associated people costs, as well as bolstering TaaS / SaaS platform Capital Needs $ (mm) Middle East + Africa ~$160 Latin America ~50 Asia ~35 USA + Europe ~35 Expansion Capex (SaaS) ~20 Total Gross Capital Needs ~$300 Less: Excess Cash Flow from Ops ~(50) Net Burn ~$250 55 Note: Reect fl s capital needs over 2021-2023 projection period. [To be updated when model is finalized]

Proceeds can be used to build on Swvl’s exponential growth to drive to significant top-line growth (1) Annual gross revenue / Annual bookings, $ million / million bookings 565.9 Consumer ($ in mm) travel CAGR ('20A -'25E): 118% 1,304 SaaS/TaaS ($ in mm) Total Bookings (mm) 344.9 602 814 363 183.1 403 702 187 78.4 27.6 451 141 0.1 2.6 21.2 16.8 59 215 47 47 19 82 0.2 0 4 29 26 28 28 2017 A 2018 A 2019 A 2020 A 2021 E 2022 E 2023 E 2024 E 2025 E Actual Projected 56 Note: Consumer reect fl s Retail and Travel segments. [To be updated when model is 1. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. finalized]Proceeds can be used to build on Swvl’s exponential growth to drive to significant top-line growth (1) Annual gross revenue / Annual bookings, $ million / million bookings 565.9 Consumer ($ in mm) travel CAGR ('20A -'25E): 118% 1,304 SaaS/TaaS ($ in mm) Total Bookings (mm) 344.9 602 814 363 183.1 403 702 187 78.4 27.6 451 141 0.1 2.6 21.2 16.8 59 215 47 47 19 82 0.2 0 4 29 26 28 28 2017 A 2018 A 2019 A 2020 A 2021 E 2022 E 2023 E 2024 E 2025 E Actual Projected 56 Note: Consumer reect fl s Retail and Travel segments. [To be updated when model is 1. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. finalized]

Detailed financial projections Actual Projected Commentary 2020A 2021E 2022E 2023E 2024E 2025E CAGR ($ in millions) (’20A-’25E) Total Bookings (in millions) 17 28 78 183 345 566 102% %YoY Growth 184% 134% 88% 64% 64% • Consumer Gross Revenue $28 $82 $215 $451 $702 Significant gross revenue growth SaaS/TaaS Gross Revenue 19 59 187 363 602 profile (1) (2) Gross Revenue $26 $47 $141 $403 $814 $1,304 118% %YoY Growth 77% 204% 185% 102% 60% • ~40% gross margins at scale Captain Costs $24 $38 $125 $292 $516 $793 %YoY Growth 61% 228% 133% 77% 54% (3) Gross Margin $2 $8 $16 $110 $297 $511 212% • Strong operating leverage 7% 18% 11% 27% 37% 39% % Total GM Title (2) (4) ($9) ($4) ($13) $58 $222 $426 NM Net Margin • Positive Adjusted EBITDA margins (35%) (9%) (9%) 14% 27% 33% % Total NM Growth Marketing $2 $6 $14 $29 $44 $51 • Growing ability to generate 9% 12% 10% 7% 5% 4% % of Gross Revenue cashflow 1 2 6 17 30 45 Technology Costs 5% 5% 4% 4% 4% 3% % of Gross Revenue (2) 16 29 54 105 134 157 Other Operating Expenses 63% 62% 38% 26% 16% 12% % of Gross Revenue (5) ($29) ($41) ($87) ($92) $13 $173 NM Adjusted EBITDA Adjusted EBITDA Margin (111%) (89%) (61%) (23%) 2% 13% Note: Consumer reflects Retail and Travel segments. Projections reect e fl xpansion plan outlined on P50-P52. $20mm expansion capex for SaaS segment noted on P55. Trends in user growth reflective of historical patterns. Cost and customer pricing inputs informed by historical launches and understanding of regional / local market dynamics. 1. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. 57 2. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 3. Gross margin is a non-IFRS measure and represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and nes. fi 4. Net margin reect fl s gross profit / loss, as recorded in the Company’s financial statements prepared in accordance with IFRS; reect impact of pr fl omos, refunds, waivers, captain bonuses and deductions, and tolls and nes. fi 5. Adjusted EBITDA excludes impact of provisions for EOSB, ESOP and credit losses.

Swvl’s valuation is attractive relative to peers (1) Enterprise Value / 2022E Revenue , multiple Shared Economy Peers Median: 7.5x SaaS Peers Median: 19.5x 35.5x 24.2x 19.5x 17.3x 15.4x 13.6x 12.6x 10.8x 8.0x 4.3x 4.1x 3.9x (2) (3)(4) (5) (6) (1) Enterprise Value / 2023E Revenue , multiple SaaS Peers Median: 15.5x Shared Economy Peers Median: 5.6x 27.3x 20.4x 15.5x 14.3x 12.4x 11.1x 10.2x 7.8x 3.4x 3.4x 2.8x 2.9x (2) (3)(4) (5) (6) Source: Latest available lings and management / inv fi estor presentations. Market data as of 7/26/2021. Note: Comparability between Swvl and peers may be limited due to variation in revenue recognition policies and adherence to dier ff ent accounting standards (i.e., GAAP vs. IFRS). Fully diluted share count assumes treasury stock method. Estimates per FactSet excluding GRAB. GRAB estimates per April 2021 Investor Presentation. 1. ABNB, DHER-DE, DASH, LYFT, UBER, NCNO, VEEV, DCT, and OLO cash balances include restricted cash and short-term investments. 2. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 58 [To be updated when model is 3. Per GRAB investor presentation as of April 2021. Adj. Net revenue reflects revenue with incentives added back. 4. GRAB diluted share count reectiv fl e of warrants held by public, forward purchase agreement participants, and Sponsor. finalized] 5. UBER total debt balance includes nanc fi e leases outstanding. Not pro forma for Transplace acquisition announced 7/22/2021. 6. LYFT convertible debt balance reflects principal outstanding. Total debt includes nanc fi e leases outstanding.Swvl’s valuation is attractive relative to peers (1) Enterprise Value / 2022E Revenue , multiple Shared Economy Peers Median: 7.5x SaaS Peers Median: 19.5x 35.5x 24.2x 19.5x 17.3x 15.4x 13.6x 12.6x 10.8x 8.0x 4.3x 4.1x 3.9x (2) (3)(4) (5) (6) (1) Enterprise Value / 2023E Revenue , multiple SaaS Peers Median: 15.5x Shared Economy Peers Median: 5.6x 27.3x 20.4x 15.5x 14.3x 12.4x 11.1x 10.2x 7.8x 3.4x 3.4x 2.8x 2.9x (2) (3)(4) (5) (6) Source: Latest available lings and management / inv fi estor presentations. Market data as of 7/26/2021. Note: Comparability between Swvl and peers may be limited due to variation in revenue recognition policies and adherence to dier ff ent accounting standards (i.e., GAAP vs. IFRS). Fully diluted share count assumes treasury stock method. Estimates per FactSet excluding GRAB. GRAB estimates per April 2021 Investor Presentation. 1. ABNB, DHER-DE, DASH, LYFT, UBER, NCNO, VEEV, DCT, and OLO cash balances include restricted cash and short-term investments. 2. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 58 [To be updated when model is 3. Per GRAB investor presentation as of April 2021. Adj. Net revenue reflects revenue with incentives added back. 4. GRAB diluted share count reectiv fl e of warrants held by public, forward purchase agreement participants, and Sponsor. finalized] 5. UBER total debt balance includes nanc fi e leases outstanding. Not pro forma for Transplace acquisition announced 7/22/2021. 6. LYFT convertible debt balance reflects principal outstanding. Total debt includes nanc fi e leases outstanding.

With unparalleled near and long-term growth prospects… 2021E - 2023E Revenue CAGR, % 194% Shared Economy Peers Median: 32% SaaS Peers Median: 25% SaaS Peers Median: 26% 42% 40% 33% 32% 29% 26% 25% 25% 23% 19% 19% (1) (2) (3) Current Run-Rate 2023E Gross 27% ~40% 24% 38% 60% 63% 80% 55% 81% 60% 65% 60% 74% Margin 2023E Adjusted (23%) ~15-20% 1% 11% 12% 14% 21% 13% 10% 1% 2% 9% 41% EBITDA Margin Source: Latest available ﬁlings and management / investor presentations. Market data as of 7/26/2021. Note: Comparability between Swvl and peers may be limited due to variation in revenue recognition policies and adherence to dier ff ent accounting standards (i.e., GAAP vs. IFRS). NA reect fl s specic estimat fi e is not currently available for company. Estimates per FactSet excluding GRAB. GRAB estimates per April 2021 Investor Presentation. 59 1. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. Gross margin is a non-IFRS measure and represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and nes. fi 2. Per investor presentation as of April 2021. Adj. Net Revenue reﬂects revenue with incentives added back. Gross margin reﬂects contribution proﬁt which is adjusted per adjustments made to adj. net revenue to properly reﬂect proﬁtability. GRAB EBITDA is post regional costs. 3. Not pro forma for Transplace acquisition announced 7/22/2021.With unparalleled near and long-term growth prospects… 2021E - 2023E Revenue CAGR, % 194% Shared Economy Peers Median: 32% SaaS Peers Median: 25% SaaS Peers Median: 26% 42% 40% 33% 32% 29% 26% 25% 25% 23% 19% 19% (1) (2) (3) Current Run-Rate 2023E Gross 27% ~40% 24% 38% 60% 63% 80% 55% 81% 60% 65% 60% 74% Margin 2023E Adjusted (23%) ~15-20% 1% 11% 12% 14% 21% 13% 10% 1% 2% 9% 41% EBITDA Margin Source: Latest available ﬁlings and management / investor presentations. Market data as of 7/26/2021. Note: Comparability between Swvl and peers may be limited due to variation in revenue recognition policies and adherence to dier ff ent accounting standards (i.e., GAAP vs. IFRS). NA reect fl s specic estimat fi e is not currently available for company. Estimates per FactSet excluding GRAB. GRAB estimates per April 2021 Investor Presentation. 59 1. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. Gross margin is a non-IFRS measure and represents gross revenue net of captain costs and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and nes. fi 2. Per investor presentation as of April 2021. Adj. Net Revenue reﬂects revenue with incentives added back. Gross margin reﬂects contribution proﬁt which is adjusted per adjustments made to adj. net revenue to properly reﬂect proﬁtability. GRAB EBITDA is post regional costs. 3. Not pro forma for Transplace acquisition announced 7/22/2021.

…Leading to even more compelling long term valuation fundamentals… (1) Enterprise Value / 2024E Revenue , multiple Shared Economy Peers Median: 2.8x SaaS Peers Median: NA 9.0x 8.2x 2.8x 2.8x 2.4x 1.4x NA NA NA NA NA NA (2) (3)(4) (5) (6) Source: Latest available ﬁlings and management / investor presentations. Market data as of 7/26/2021. Note: Comparability between Swvl and peers may be limited due to variation in revenue recognition policies and adherence to different accounting standards (i.e., GAAP vs. IFRS). NA reect fl s specific estimate is not currently available for company. Fully diluted share count assumes treasury stock method. Estimates per FactSet excluding GRAB. GRAB estimates per April 2021 Investor Presentation. 1. ABNB, DHER-DE, DASH, LYFT, UBER, NCNO, VEEV, DCT, and OLO cash balances include restricted cash and short-term investments. 2. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 3. Per investor presentation as of April 2021. Adj. Net Revenue reﬂects revenue with incentives added back. 4. GRAB diluted share count reﬂective of warrants held by public, forward purchase agreement participants, and Sponsor. 60 5. UBER total debt balance includes ﬁnance leases outstanding. Not pro forma for Transplace acquisition announced 7/22/21. [To be updated when model is 6. LYFT convertible debt balance reﬂects principal outstanding. Total debt includes ﬁnance leases outstanding. finalized]…Leading to even more compelling long term valuation fundamentals… (1) Enterprise Value / 2024E Revenue , multiple Shared Economy Peers Median: 2.8x SaaS Peers Median: NA 9.0x 8.2x 2.8x 2.8x 2.4x 1.4x NA NA NA NA NA NA (2) (3)(4) (5) (6) Source: Latest available ﬁlings and management / investor presentations. Market data as of 7/26/2021. Note: Comparability between Swvl and peers may be limited due to variation in revenue recognition policies and adherence to different accounting standards (i.e., GAAP vs. IFRS). NA reect fl s specific estimate is not currently available for company. Fully diluted share count assumes treasury stock method. Estimates per FactSet excluding GRAB. GRAB estimates per April 2021 Investor Presentation. 1. ABNB, DHER-DE, DASH, LYFT, UBER, NCNO, VEEV, DCT, and OLO cash balances include restricted cash and short-term investments. 2. Gross revenue is a non-IFRS measure, and represents Revenue before impact of promos, refunds, and waivers. See P75-79 for reconciliation to the most comparable measure presented in accordance with IFRS standards. 3. Per investor presentation as of April 2021. Adj. Net Revenue reﬂects revenue with incentives added back. 4. GRAB diluted share count reﬂective of warrants held by public, forward purchase agreement participants, and Sponsor. 60 5. UBER total debt balance includes ﬁnance leases outstanding. Not pro forma for Transplace acquisition announced 7/22/21. [To be updated when model is 6. LYFT convertible debt balance reﬂects principal outstanding. Total debt includes ﬁnance leases outstanding. finalized]

Team and values 61Team and values 61

A multi-disciplinary team of industry veterans will deliver on the set opportunity Executed > 20 infrastructure Youssef Launched Careem in 8 cities in 6 months M&A, capital raises and Mostafa Kandil Spearheaded Rocket Internet operations financings with > $65bn in value; Salem CEO in Philippines and Egypt and > 25 transactions across other (1) sectors including TMT and FIG CFO Rachid Grew Robusta’s team (the leading Ex-Partner at McKinsey leading software agency in Egypt) from 15 Omar  Mekky Maalouly transport logistics & travel arm for to 100 engineers. Omar served as that rm in the Middle E fi ast the CTO for multiple reputable Head of Engineering Head of Strategy organizations and Innovation Shahzeb Experience in building enterprise Manish Led national operations for & retail products. Previously Memon Careem Pakistan across the value worked at OLA Cabs India solving Jha chains of supply life cycle problems related to ride sharing & Head of TaaS Head of Product logistics and SaaS Omar Mustafa Tenured operations leader with Previously led the customer experience in supply chain, marketing technologies team at Selim Baris program/product management. Careem and Yandex Head of Inter-City Head of Growth consumer Nimish Launched Uber Eats in India. Ex-Investment Banker, led the Shashi Singh Previously led the sales and business for West and East India Shah for Uber across ride hailing and Operations for Coca-cola in north Head of Operations food delivery Head of Intra-City India consumer Daniel Responsible for turning around Launched Ola Cabs in India to help Nikhar  the regulatory landscape for Uber Ola  scale into new verticals Mangabeira in Brazil. Built and led a team of including  hyper local grocery Patel 30 policy professionals for Uber deliveries, Bikes and Ola Prime Head of Legal/Policy across Latin America Chief of Sta ff Compliance (incoming) Led the market entry and national Abdelrahman branding for Hype energy drinks 1. Starting date is 1 September 2021. 62 into the Egyptian market, making it Sukar a market leader in that space Head of MarketingA multi-disciplinary team of industry veterans will deliver on the set opportunity Executed > 20 infrastructure Youssef Launched Careem in 8 cities in 6 months M&A, capital raises and Mostafa Kandil Spearheaded Rocket Internet operations financings with > $65bn in value; Salem CEO in Philippines and Egypt and > 25 transactions across other (1) sectors including TMT and FIG CFO Rachid Grew Robusta’s team (the leading Ex-Partner at McKinsey leading software agency in Egypt) from 15 Omar Mekky Maalouly transport logistics & travel arm for to 100 engineers. Omar served as that rm in the Middle E fi ast the CTO for multiple reputable Head of Engineering Head of Strategy organizations and Innovation Shahzeb Experience in building enterprise Manish Led national operations for & retail products. Previously Memon Careem Pakistan across the value worked at OLA Cabs India solving Jha chains of supply life cycle problems related to ride sharing & Head of TaaS Head of Product logistics and SaaS Omar Mustafa Tenured operations leader with Previously led the customer experience in supply chain, marketing technologies team at Selim Baris program/product management. Careem and Yandex Head of Inter-City Head of Growth consumer Nimish Launched Uber Eats in India. Ex-Investment Banker, led the Shashi Singh Previously led the sales and business for West and East India Shah for Uber across ride hailing and Operations for Coca-cola in north Head of Operations food delivery Head of Intra-City India consumer Daniel Responsible for turning around Launched Ola Cabs in India to help Nikhar the regulatory landscape for Uber Ola scale into new verticals Mangabeira in Brazil. Built and led a team of including hyper local grocery Patel 30 policy professionals for Uber deliveries, Bikes and Ola Prime Head of Legal/Policy across Latin America Chief of Sta ff Compliance (incoming) Led the market entry and national Abdelrahman branding for Hype energy drinks 1. Starting date is 1 September 2021. 62 into the Egyptian market, making it Sukar a market leader in that space Head of Marketing

Swvl values: dier ff entiated ESG investment Advancing Social Justice Reducing Prohibitive Societal Burden Lowering Carbon Footprint • Aor ff dable, convenient and safe • • Can contribute to reduced congestion Shared mobility model can contribute to transportation that increases social and via optimized and ecient shar ffi ed reduced emissions relative to single-ride economic equity for women mobility options • • ~14.4mm person-hour of Increased access to employment • ~245mm pounds of CO2 emissions (1) congestion reduced  options for drivers and other young (2) saved professionals • Enables governments to bypass significant capital expenditure and leapfrog into the future of mobility …while targeting robust profitability via a best-in class technology platform 63 Note: Emissions and congestion data calculate reduction from Swvl rides relative to emission and congestion created assuming each passenger takes their own ride. 1. Reect fl s Swvl’s estimates of amount of congestion reduction since Swvl's inception. 2. Reflects Swvl’s estimates of amount of CO2 Swvl buses saved since Swvl's inception. Vehicle emissions data sourced from vehicle producer site and www.car-emissions.com.Swvl values: dier ff entiated ESG investment Advancing Social Justice Reducing Prohibitive Societal Burden Lowering Carbon Footprint • Aor ff dable, convenient and safe • • Can contribute to reduced congestion Shared mobility model can contribute to transportation that increases social and via optimized and ecient shar ffi ed reduced emissions relative to single-ride economic equity for women mobility options • • ~14.4mm person-hour of Increased access to employment • ~245mm pounds of CO2 emissions (1) congestion reduced options for drivers and other young (2) saved professionals • Enables governments to bypass significant capital expenditure and leapfrog into the future of mobility …while targeting robust profitability via a best-in class technology platform 63 Note: Emissions and congestion data calculate reduction from Swvl rides relative to emission and congestion created assuming each passenger takes their own ride. 1. Reect fl s Swvl’s estimates of amount of congestion reduction since Swvl's inception. 2. Reflects Swvl’s estimates of amount of CO2 Swvl buses saved since Swvl's inception. Vehicle emissions data sourced from vehicle producer site and www.car-emissions.com.

Appendix 64Appendix 64

Swvl’s technology ecosystem Corporate or school Network planning and Scheduling Trip monitoring Invoicing analytics Powered by Transit Agency Network planning and White-labeled rider Fixed and dynamic routing Pricing and revenue analytics and driver application systems management systems Rider and driver Book tickets on the app Platform Fulfilled by Rider and driver application 65Swvl’s technology ecosystem Corporate or school Network planning and Scheduling Trip monitoring Invoicing analytics Powered by Transit Agency Network planning and White-labeled rider Fixed and dynamic routing Pricing and revenue analytics and driver application systems management systems Rider and driver Book tickets on the app Platform Fulfilled by Rider and driver application 65

Provides an eor ff tless and brilliant user experience… Rider mobile application enables riders to access all available trips easily, nd their fi desired destinations, and make available stops and book in advance. Plan entire work week ahead Real time Walk to station tracking visibility Walk to station visibility Select service types ( economy/premium ) Flexible pick-up/ Select any hour Flexible payment drop-o ff convenient for options - Cash/ availability travel Card/Wallets Pricing visibility 66Provides an eor ff tless and brilliant user experience… Rider mobile application enables riders to access all available trips easily, nd their fi desired destinations, and make available stops and book in advance. Plan entire work week ahead Real time Walk to station tracking visibility Walk to station visibility Select service types ( economy/premium ) Flexible pick-up/ Select any hour Flexible payment drop-o ff convenient for options - Cash/ availability travel Card/Wallets Pricing visibility 66

… and a superior driver experience Enabling drivers to access all upcoming/past trips easily, check-in/check-out, manage nanc fi es and 24*7 support, and training modules to learn best practices. Trip management Training modules Seamless check-in experience 24*7 support 67 67… and a superior driver experience Enabling drivers to access all upcoming/past trips easily, check-in/check-out, manage nanc fi es and 24*7 support, and training modules to learn best practices. Trip management Training modules Seamless check-in experience 24*7 support 67 67

Enables corporate admins to schedule rides… Easy access to drivers & vehicles information. Ability to mass upload and update ride schedules to drivers including all details; dates, timings, pickup and drop o ff Schedule locations. timings, stops and routes. Update schedules with a press of a button. 68

… and get optimized routes to improve cost ecienc ffi y… AI algorithm optimizes supply cost Optimize routes based on different and/or travel time significantly via rider location and machine learning through various Optimize routes based destination inputs. on distance vs. time. data points involving riders' locations, destinations, commute timings Optimize walk to station & travel time. Optimize on Enhance vehicle vehicle types utilization on a seat level. level. 69… and get optimized routes to improve cost ecienc ffi y… AI algorithm optimizes supply cost Optimize routes based on different and/or travel time significantly via rider location and machine learning through various Optimize routes based destination inputs. on distance vs. time. data points involving riders' locations, destinations, commute timings Optimize walk to station & travel time. Optimize on Enhance vehicle vehicle types utilization on a seat level. level. 69

… while having real time visibility on all rides to ensure safety of passengers Ability to monitor rides in real-time with complete visibility over ride timings, driver information, vehicle types, and current ride progress. Mass upload ride schedules to drivers. 70… while having real time visibility on all rides to ensure safety of passengers Ability to monitor rides in real-time with complete visibility over ride timings, driver information, vehicle types, and current ride progress. Mass upload ride schedules to drivers. 70

Automated invoicing capability and transparency E2E automated payment system covering for all payment cases, scenarios such as - Daily wage, km payout, tolls, fines, etc. 71Automated invoicing capability and transparency E2E automated payment system covering for all payment cases, scenarios such as - Daily wage, km payout, tolls, fines, etc. 71

Live pricing and revenue management 72Live pricing and revenue management 72

Real time analytics for informed decision making 73Real time analytics for informed decision making 73

100+ TaaS clients across the globe with aor ff dable, reliable & convenient enterprise solution 74100+ TaaS clients across the globe with aor ff dable, reliable & convenient enterprise solution 74

Reconciliation from Gross Revenue to IFRS Revenue ($ in millions) 2019A 2020A 2021E 2022E 2023E 2024E 2025E Gross revenue $28.8 $26.2 $46.5 $ 141.4 $402.5 $813.6 $ 1,304.3 Less: Promotions and incentives (10.9) (5.7) (6.6) (15.6) (33.2) (52.7) (62.0) Less: Refunds (2.1) (1.8) (4.0) (8.9) (9.7) (8.1) (6.8) Less: Uncollected cash (0.7) (0.5) - - - - - Less: Waivers (1.3) (0.5) (0.4) (0.9) (1.8) (3.3) (4.6) Less: Package subscription (0.2) (0.3) - - - - - discounts Less: Deductions (0.1) (0.0) - - - - - Add: Un-booked packages - 0.0 - - - - - revenues Total revenue $ 13.6 $17.3 $35.5 $ 116.1 $357.9 $ 749.6 $ 1,230.9 Note: 2019 and 2020 financial data are subject to an ongoing audit. 75

Reconciliation from IFRS Operating Expenses to “Other Operating Expenses” ($ in millions) 2020A Commentary Operating Expenses General and administrative expenses ($19.3) Selling and marketing costs (3.4) Other expenses (0.2) Total Operating Expenses ($22.9) Expenses captured above Growth marketing 2.4 Costs included in selling and marketing expenses Technology costs 1.0 Costs included in general and adminstrative expenses Expenses below Adjusted EBITDA included in Total Operating Expenses Title Depreciation of property and equipment 0.1 Depreciation of right-of-use assets 0.4 Indirect tax expenses 0.2 Accounting provisions included in Total Operating Expenses Provision for share-based payments (ESOP) 1.5 Expected credit losses 0.6 Provision for employees’ end of service benefits 0.2 Other Operating Expenses ($16.4) Note: 2019 and 2020 nancial data ar fi e subject to an ongoing audit. 76Reconciliation from IFRS Operating Expenses to “Other Operating Expenses” ($ in millions) 2020A Commentary Operating Expenses General and administrative expenses ($19.3) Selling and marketing costs (3.4) Other expenses (0.2) Total Operating Expenses ($22.9) Expenses captured above Growth marketing 2.4 Costs included in selling and marketing expenses Technology costs 1.0 Costs included in general and adminstrative expenses Expenses below Adjusted EBITDA included in Total Operating Expenses Title Depreciation of property and equipment 0.1 Depreciation of right-of-use assets 0.4 Indirect tax expenses 0.2 Accounting provisions included in Total Operating Expenses Provision for share-based payments (ESOP) 1.5 Expected credit losses 0.6 Provision for employees’ end of service benefits 0.2 Other Operating Expenses ($16.4) Note: 2019 and 2020 nancial data ar fi e subject to an ongoing audit. 76

Reconciliation from Adjusted EBITDA to Total Comprehensive Loss ($ in millions) 2020A Commentary Adjusted EBITDA ($29.0) Less: Expenses below Adjusted EBITDA included in G&A, S&M, and other expenses Depreciation of property and equipment (0.1) Depreciation of right-of-use assets (0.4) Provision for share-based payments (1.5) Expected credit losses (0.6) Provision for employees’ end of service benetfi s (0.2) Included in Staff Cost Indirect tax expenses (0.2) Title Add: Income / (expenses) below operating loss (1) Other income 0.5 Unrealised foreign exchange gains 1.0 Finance cost, net (1.5) Deferred tax gain 2.7 Loss for the year ($29.3) Add: Other comprehensive income Exchange dier ff ences on translation of foreign operations, net of tax 0.0 Total comprehensive loss for the year ($29.3) Note: 2019 and 2020 nancial data ar fi e subject to an ongoing audit. G&A refers to general and administrative expenses; S&M refers to Selling and marketing expenses; Other expense, as recorded in IFRS statements. 77 1. Other income includes Interest income and Dividend income.Reconciliation from Adjusted EBITDA to Total Comprehensive Loss ($ in millions) 2020A Commentary Adjusted EBITDA ($29.0) Less: Expenses below Adjusted EBITDA included in G&A, S&M, and other expenses Depreciation of property and equipment (0.1) Depreciation of right-of-use assets (0.4) Provision for share-based payments (1.5) Expected credit losses (0.6) Provision for employees’ end of service benetfi s (0.2) Included in Staff Cost Indirect tax expenses (0.2) Title Add: Income / (expenses) below operating loss (1) Other income 0.5 Unrealised foreign exchange gains 1.0 Finance cost, net (1.5) Deferred tax gain 2.7 Loss for the year ($29.3) Add: Other comprehensive income Exchange dier ff ences on translation of foreign operations, net of tax 0.0 Total comprehensive loss for the year ($29.3) Note: 2019 and 2020 nancial data ar fi e subject to an ongoing audit. G&A refers to general and administrative expenses; S&M refers to Selling and marketing expenses; Other expense, as recorded in IFRS statements. 77 1. Other income includes Interest income and Dividend income.

2019 Monthly Gross and Net Margin Reconciliation ($ in millions) 2019-2 2019-3 2019-4 2019-5 2019-6 2019-7 2019-8 2019-9 2019-10 2019-11 2019-12 Number of bookings (in millions) 0.95 1.09 1.11 1.31 1.22 1.85 1.66 2.39 2.86 2.98 2.92 Average price ($) US$1.18 US$1.30 US$1.32 US$1.31 US$1.34 US$1.44 US$1.56 US$1.45 US$1.44 US$1.29 US$1.28 Gross revenue US$1.12 US$1.42 US$1.46 US$1.71 US$1.64 US$2.67 US$2.59 US$3.47 US$4.12 US$3.85 US$3.74 Captain costs (1.72) (1.92) (1.78) (1.88) (1.99) (2.68) (2.46) (3.42) (4.06) (3.96) (4.40) Gross margin (US$0.60) (US$0.50) (US$0.32) (US$0.17) (US$0.35) (US$0.01) US$0.13 US$0.05 US$0.06 (US$0.11) (US$0.66) (54%) (35%) (22%) (10%) (21%) (0%) 5% 1% 1% (3%) (18%) Gross margin (%) Promos and rider incentives (0.39) (0.51) (0.55) (0.55) (0.50) (1.01) (0.95) (1.47) (1.88) (1.52) (1.17) Waivers (0.09) (0.06) (0.03) (0.05) (0.05) (0.05) (0.05) (0.13) (0.20) (0.30) (0.20) Refunds (0.05) (0.07) (0.07) (0.09) (0.10) (0.20) (0.26) (0.25) (0.32) (0.38) (0.29) Captain bonus & deductions (0.22) (0.12) (0.09) - (0.05) 0.02 0.01 0.01 (0.36) (0.47) (0.35) Net margin represents gross profit / loss, Unbooked package revenues - - - - - - - - - - 0.01 as recorded in IFRS financial statements; Net margin (US$1.35) (US$1.26) (US$1.06) (US$0.86) (US$1.05) (US$1.25) (US$1.12) (US$1.79) (US$2.70) (US$2.78) (US$2.66) includes impact of promos, refunds, waivers, captain bonuses and deductions, Net margin (%) (121%) (89%) (73%) (50%) (64%) (47%) (43%) (52%) (66%) (72%) (71%) and tolls and fines. Note: 2019 and 2020 nancial data ar fi e subject to an ongoing audit. Gross revenues and gross margins are non-IFRS measures. Gross Revenue represents Revenue before impact of promos, refunds, and waivers. Gross margin represents gross revenue net of captain costs 78 and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and nes. Net mar fi gins reflect gross prot / loss, as r fi ecorded in the Company’s nancial stat fi ements prepared in accordance with IFRS; reect impact of pr fl omos, refunds, waivers, captain bonuses and deductions, and tolls and nes. fi2019 Monthly Gross and Net Margin Reconciliation ($ in millions) 2019-2 2019-3 2019-4 2019-5 2019-6 2019-7 2019-8 2019-9 2019-10 2019-11 2019-12 Number of bookings (in millions) 0.95 1.09 1.11 1.31 1.22 1.85 1.66 2.39 2.86 2.98 2.92 Average price ($) US$1.18 US$1.30 US$1.32 US$1.31 US$1.34 US$1.44 US$1.56 US$1.45 US$1.44 US$1.29 US$1.28 Gross revenue US$1.12 US$1.42 US$1.46 US$1.71 US$1.64 US$2.67 US$2.59 US$3.47 US$4.12 US$3.85 US$3.74 Captain costs (1.72) (1.92) (1.78) (1.88) (1.99) (2.68) (2.46) (3.42) (4.06) (3.96) (4.40) Gross margin (US$0.60) (US$0.50) (US$0.32) (US$0.17) (US$0.35) (US$0.01) US$0.13 US$0.05 US$0.06 (US$0.11) (US$0.66) (54%) (35%) (22%) (10%) (21%) (0%) 5% 1% 1% (3%) (18%) Gross margin (%) Promos and rider incentives (0.39) (0.51) (0.55) (0.55) (0.50) (1.01) (0.95) (1.47) (1.88) (1.52) (1.17) Waivers (0.09) (0.06) (0.03) (0.05) (0.05) (0.05) (0.05) (0.13) (0.20) (0.30) (0.20) Refunds (0.05) (0.07) (0.07) (0.09) (0.10) (0.20) (0.26) (0.25) (0.32) (0.38) (0.29) Captain bonus & deductions (0.22) (0.12) (0.09) - (0.05) 0.02 0.01 0.01 (0.36) (0.47) (0.35) Net margin represents gross profit / loss, Unbooked package revenues - - - - - - - - - - 0.01 as recorded in IFRS financial statements; Net margin (US$1.35) (US$1.26) (US$1.06) (US$0.86) (US$1.05) (US$1.25) (US$1.12) (US$1.79) (US$2.70) (US$2.78) (US$2.66) includes impact of promos, refunds, waivers, captain bonuses and deductions, Net margin (%) (121%) (89%) (73%) (50%) (64%) (47%) (43%) (52%) (66%) (72%) (71%) and tolls and fines. Note: 2019 and 2020 nancial data ar fi e subject to an ongoing audit. Gross revenues and gross margins are non-IFRS measures. Gross Revenue represents Revenue before impact of promos, refunds, and waivers. Gross margin represents gross revenue net of captain costs 78 and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and nes. Net mar fi gins reflect gross prot / loss, as r fi ecorded in the Company’s nancial stat fi ements prepared in accordance with IFRS; reect impact of pr fl omos, refunds, waivers, captain bonuses and deductions, and tolls and nes. fi

2020 Monthly Gross and Net Margin Reconciliation ($ in millions) 2020-1 2020-2 2020-3 2020-4 2020-5 2020-6 2020-7 2020-8 2020-9 2020-10 2020-11 2020-12 FY 2020 Number of bookings (in millions) 2.72 2.69 2.24 0.67 0.54 0.59 0.69 0.86 1.18 1.37 1.70 1.58 16.83 Average price ($) US$ 1.38 US$ 1.58 US$ 1.49 US$ 1.21 US$ 1.20 US$ 1.24 US$ 1.42 US$ 1.72 US$ 1.69 US$ 1.75 US$ 1.65 US$ 1.91 US$ 1.56 Gross revenue US$ 3.76 US$ 4.25 US$ 3.34 US$ 0.81 US$ 0.65 US$ 0.73 US$ 0.98 US$ 1.48 US$ 2.00 US$ 2.40 US$ 2.80 US$ 3.02 US$ 26.22 Captain costs (4.68) (4.23) (3.34) (0.77) (0.62) (0.65) (0.79) (1.07) (1.61) (1.96) (2.25) (2.51) (24.48) Gross margin (US$0.92) US$0.02 US$0.00 US$0.04 US$0.03 US$0.08 US$0.19 US$0.41 US$0.39 US$0.44 US$0.55 US$0.51 US$1.74 Gross margin (%) (24%) 0% 0% 5% 5% 11% 19% 28% 20% 18% 20% 17% 7% Promos and rider incentives (1.19) (1.57) (1.20) (0.04) (0.01) (0.02) (0.08) (0.15) (0.26) (0.36) (0.44) (0.44) (5.76) Waivers (0.14) (0.07) (0.05) - - - (0.01) (0.01) (0.01) (0.02) (0.03) (0.02) (0.36) Refunds (0.30) (0.33) (0.25) (0.01) (0.01) (0.02) (0.07) (0.14) (0.14) (0.19) (0.20) (0.19) (1.85) Captain bonus & deductions (0.34) (0.21) (0.18) (0.02) - (0.01) 0.01 - (0.06) (0.06) (0.04) (0.04) (0.95) Unbooked package revenues 0.01 0.01 0.01 0.01 - - - - - - - - 0.04 Net margin represents gross profit / loss, Annual tolls and nes fi (2.00) as recorded in IFRS financial statements; Net margin (US$2.88) (US$2.15) (US$1.67) (US$0.02) US$0.01 US$0.03 US$0.04 US$0.11 (US$0.08) (US$0.19) (US$0.16) (US$0.18) (US$9.14) includes impact of promos, refunds, waivers, captain bonuses and deductions, Net margin (%) (77%) (51%) (50%) (2%) 2% 4% 4% 7% (4%) (8%) (6%) (6%) (35%) and tolls and fines. Note: 2019 and 2020 nancial data ar fi e subject to an ongoing audit. Gross revenues and gross margins are non-IFRS measures. Gross Revenue represents Revenue before impact of promos, refunds, and waivers. Gross margin represents gross revenue net of captain costs 79 and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines. Net margins reflect gross profit / loss, as recorded in the Company’s financial statements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines.2020 Monthly Gross and Net Margin Reconciliation ($ in millions) 2020-1 2020-2 2020-3 2020-4 2020-5 2020-6 2020-7 2020-8 2020-9 2020-10 2020-11 2020-12 FY 2020 Number of bookings (in millions) 2.72 2.69 2.24 0.67 0.54 0.59 0.69 0.86 1.18 1.37 1.70 1.58 16.83 Average price ($) US$ 1.38 US$ 1.58 US$ 1.49 US$ 1.21 US$ 1.20 US$ 1.24 US$ 1.42 US$ 1.72 US$ 1.69 US$ 1.75 US$ 1.65 US$ 1.91 US$ 1.56 Gross revenue US$ 3.76 US$ 4.25 US$ 3.34 US$ 0.81 US$ 0.65 US$ 0.73 US$ 0.98 US$ 1.48 US$ 2.00 US$ 2.40 US$ 2.80 US$ 3.02 US$ 26.22 Captain costs (4.68) (4.23) (3.34) (0.77) (0.62) (0.65) (0.79) (1.07) (1.61) (1.96) (2.25) (2.51) (24.48) Gross margin (US$0.92) US$0.02 US$0.00 US$0.04 US$0.03 US$0.08 US$0.19 US$0.41 US$0.39 US$0.44 US$0.55 US$0.51 US$1.74 Gross margin (%) (24%) 0% 0% 5% 5% 11% 19% 28% 20% 18% 20% 17% 7% Promos and rider incentives (1.19) (1.57) (1.20) (0.04) (0.01) (0.02) (0.08) (0.15) (0.26) (0.36) (0.44) (0.44) (5.76) Waivers (0.14) (0.07) (0.05) - - - (0.01) (0.01) (0.01) (0.02) (0.03) (0.02) (0.36) Refunds (0.30) (0.33) (0.25) (0.01) (0.01) (0.02) (0.07) (0.14) (0.14) (0.19) (0.20) (0.19) (1.85) Captain bonus & deductions (0.34) (0.21) (0.18) (0.02) - (0.01) 0.01 - (0.06) (0.06) (0.04) (0.04) (0.95) Unbooked package revenues 0.01 0.01 0.01 0.01 - - - - - - - - 0.04 Net margin represents gross profit / loss, Annual tolls and nes fi (2.00) as recorded in IFRS financial statements; Net margin (US$2.88) (US$2.15) (US$1.67) (US$0.02) US$0.01 US$0.03 US$0.04 US$0.11 (US$0.08) (US$0.19) (US$0.16) (US$0.18) (US$9.14) includes impact of promos, refunds, waivers, captain bonuses and deductions, Net margin (%) (77%) (51%) (50%) (2%) 2% 4% 4% 7% (4%) (8%) (6%) (6%) (35%) and tolls and fines. Note: 2019 and 2020 nancial data ar fi e subject to an ongoing audit. Gross revenues and gross margins are non-IFRS measures. Gross Revenue represents Revenue before impact of promos, refunds, and waivers. Gross margin represents gross revenue net of captain costs 79 and prior to impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines. Net margins reflect gross profit / loss, as recorded in the Company’s financial statements prepared in accordance with IFRS; reflect impact of promos, refunds, waivers, captain bonuses and deductions, and tolls and fines.